SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2008
-----------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to
--------  --------

Commission file number   1-87
----------

A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:

EASTMAN KODAK EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT
DECEMBER 30, 2008

		Page No.
(a)	Financial Statements

	Report of Independent Registered Public Accounting Firm	3
	Statements of Net Assets Available for Benefits	4
	Statement of Changes in Net Assets Available for Benefits	5
	Notes to Financial Statements	6-13

(b)	Schedule *

	Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)	14-42

(c)	Signature	43

(d)	Exhibit (23.1) Consent of Independent Registered Public Accounting Firm

*Prepared in accordance with the filing requirements of the Employee Retirement Income Security Act of 1974, as amended.  Other Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings and Investment
Plan Committee and the Participants of
Eastman Kodak Employees’ Savings
and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan (the Plan) as of December 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 30, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eastman Kodak Employees’ Savings and Investment Plan as of December 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) as of December 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 26, 2009

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 30,
	2008	2007

ASSETS
Investments at Fair Value (including securities on loan of $1,281,996 and $1,155,691 in 2008 and 2007, respectively)	$6,065,357	$7,124,925
Loans to Participants	27,670	31,024
Total Investments	6,093,027	7,155,949

Cash	1,322	-
Restricted Collateral for Loaned Securities	1,304,909	1,172,174

Receivables:
Dividends and Interest	18,796	19,621
Employer Contributions	793	1,034
Participants’ Contributions	-	2,352
Total Assets	$7,418,847	$8,351,130

LIABILITIES
Accounts Payable and Accrued Expenses	$5,569	$2,933
Payable for Collateral on Loaned Securities	1,304,909	1,172,174
Total Liabilities	1,310,478	1,175,107

Net Assets Available for Benefits at Fair Value	6,108,369	7,176,023

Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Investment Contracts	46,552	(42,282)

Net Assets Available for Benefits	$6,154,921	$7,133,741

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the fiscal year ended December 30, 2008

ADDITIONS:
Dividends on Eastman Kodak Company Common Stock	$1,417
Interest and Other Dividends	253,126

Contributions:
Employer	13,167
Participants’ Contributions	90,513
Participants’ Rollover Contributions	110,100
Total Additions	468,323

DEDUCTIONS:
Net Depreciation in Fair Value of Investments	(821,495)
Benefits Paid to Participants	(624,955)
Administrative Expenses	(693)

Total Deductions	(1,447,143)

Net Decrease in Net Assets Available for Benefits	(978,820)

Net Assets Available for Benefits at Beginning of Year	7,133,741
Net Assets Available for Benefits at End of Year	$6,154,921

(See accompanying notes to financial statements)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2008 and 2007

NOTE 1:  DESCRIPTION OF PLAN

General

The Eastman Kodak Employees’ Savings and Investment Plan (the Plan or SIP) is a defined-contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain subsidiaries operating in the United States (Kodak, the Company, or Plan Sponsor).  The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended.

Eligibility

Regular full-time, regular part-time, supplementary or conditional employees of the Company are eligible to participate in the Plan upon date of hire.  Other Kodak employees, ambassadors, co-ops and special program employees, as defined by the Plan, are not eligible to participate in the Plan.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of eligible compensation as defined in the Plan.  The maximum deferral for Plan years 2008 and 2007 was limited to 75% of the aggregate of eligible compensation and wage dividend, but not more than the statutory dollar limit.  Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan.  Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan, which include self-directed brokerage accounts.  Participants can invest in mutual funds through the self-directed brokerage account.  Participants are eligible to make transfers between investment funds on a daily basis.  Company match funds cannot be used for loans or hardship withdrawals.  The Plan was amended, effective January 1, 2009, to allow the Company to suspend its matching contribution for 2009.

Vesting

Participants are vested immediately in their contributions, Company matching contributions, and actual earnings.

Loans

The Savings and Investment Plan Committee (SIPCO) (Plan Administrator) may grant a loan to a participant provided that the aggregate of the participant’s outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant’s account balance.  A new loan must be at least $1,000 and repaid over a period not to exceed five years from the date of the loan.  In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator at rates that are commensurate with the prime rate.

Payment of Benefits

Benefit payments are made upon retirements, death, disability or other termination of employment.  The Plan also provides for in-service withdrawals by participants including obtaining age 59 1/2 and for hardships.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, if applicable, and an allocation of Plan earnings, and charged with the participant’s withdrawals and with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as required by the Plan Document.

Plan Termination

While the Company expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time, for any reason.  In the event that contributions to the Plan are discontinued, BNY Mellon Financial Corporation (Plan Trustee) will continue to administer the Trust.  In the event of the termination of the Trust as a result of or incident to termination of the Plan, the participants will be paid in accordance with the provisions of the Plan and ERISA.

Administrative Expenses

The Plan is administered by the SIPCO, which is the Plan Administrator and named fiduciary.  The Trust is administered by BNY Mellon Financial Corporation (the Trustee).  The record keeper is T. Rowe Price Retirement Plan Services, Inc. (T. Rowe Price).

Each participant in the Plan is charged a flat annual fee for Plan recordkeeping and other administrative expenses.  The fee is charged monthly to each participant’s account.  Additional fees are charged to individual participants for various services provided by the Plan’s record keeper.  The Company pays administrative expenses to the extent they are not paid by the Plan.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investments as well as the adjustment of the investments from fair value to contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis relative to fully benefit-responsive investment contracts.  The Plan’s fixed income fund, which includes guaranteed investment contracts (GICs) and synthetic investment contracts (SICs), is fully benefit-responsive.

Investment Valuation and Income Recognition

The fair value of the Plan’s GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Individual assets of the Plan’s SICs are valued at representative quoted market prices.  The fair value of the Plan’s  wrap contract for its SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted based on current yields of similar instruments with comparable durations as of period end.

Interest in common/collective trust (pooled) funds reflects fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30.  Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time.  Loans to participants are valued at outstanding balances, which approximate fair value.

The net depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits reflects both realized and unrealized gains and losses at fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Reclassification of Prior Year Amounts

A reclassification of prior year financial information has been made to conform to the current year presentation.  The reclassification had no effect on net assets or changes in net assets for 2007.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements.  The Plan adopted SFAS No. 157 in fiscal year 2008.  The adoption of SFAS No. 157 had no impact on the Plan’s net assets available for benefits or the changes in its net assets available for benefits.   Refer to NOTE 6:  FAIR VALUE MEASUREMENTS.

NOTE 3:  RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, credit, and market volatility.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could have a material effect on participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 4:  SECURITIES LENDING PROGRAM

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved Borrowers.  The Trustee requires Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan.  The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed.  The Plan bears the risk of loss with respect to the unfavorable change in fair value of the invested cash collateral.  However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral to make the Plan whole.

The fair value of the securities on loan to Borrowers at December 30, 2008 and 2007 was $1,282.0 million and $1,155.7 million, respectively.  The Plan held cash collateral of $1,189.6 million and $1,093.3 million for securities on loan at December 30, 2008 and 2007, respectively, and $115.3 million and $78.9 million of non-cash collateral for securities on loan at December 30, 2008 and 2007, respectively. Non-cash collateral consists of U.S. government issues and letters of credit.  A portion of the income generated from invested cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a lending agent.  Securities lending income allocated to the Plan amounted to $12.0 million for 2008.  Securities lending income allocated to the Trustee amounted to $4.4 million for 2008.

The Plan reinvests the cash collateral into various securities.  The market value of the underlying investments in the cash collateral pool was approximately $l,l42.3 million at December 30, 2008.  If the Plan were to terminate the securities lending program as of the Plan year end, there would be a shortfall in the cash collateral required to be returned to the Borrowers, which would result in an investment loss equal to the difference between the cash collateral and the market value of the investments in the cash collateral pool.

NOTE 5:  INVESTMENT CONTRACTS

The Fixed Income Fund held the following GICs as of December 30, 2008:

Contract ID #	Issuer	Contract Rate	Maturity Date

117742	Metropolitan Life	7.60%	07/01/10
15187	John Hancock	6.79%	07/05/11

The GIC issuer maintains the contributions in the respective general accounts and is contractually obligated to repay the principal and a specified guaranteed interest rate.  There are no reserves against contract value for credit risk.  The crediting interest rate is a fixed contractual rate.

The Fixed Income Fund also held the following SICs as of December 30, 2008:

Issuer/Wrapper	Inception Date

Commonwealth General Corp (AEGON)	2001
JPMorgan Chase	2001
State Street Bank & Trust	2004
Pacific Life Insurance Company	2008

A SIC is a wrap contract paired with an underlying investment portfolio, owned by the Fixed Income Fund, of fixed income securities. Interest rates on the SICs are generally reset quarterly by the issuer. Investment gains and losses are amortized over the duration of the contract in the calculation of the interest rate credited to participants.  The issuers of the wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a rate less than zero.  The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses (defined as the difference between the market value and contract value). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events could limit the ability of the Plan to transact at contract value with the GIC or SIC.  Such events include the following: (i) amendments to the Plan Documents (including complete or partial Plan termination or merger with another plan); (ii) distribution of participant communication intended or designed to induce participants to make withdrawals from the Plan, not to transfer funds to the investment or to transfer funds out of the investment; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. closing of a unit, plant or facility, the sale, spin-off or merger of a subsidiary or division of the Plan sponsor, a merger or consolidation of the Plan with another plan or a spin-off of a portion of the assets of the Plan to another plan, a group termination or layoff by the Plan sponsor) which cause a significant withdrawal from the Plan that would detrimentally impact the issuer; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GICs do not permit the issuers to terminate the contracts prior to the scheduled maturity dates.  However, the SICs generally impose conditions on both the Plan and the issuer. The issuer may elect to terminate a contract if an event of default occurs by the Plan and is not cured. Such events include the following: (i) failure to pay an amount due to the issuer; (ii) failure to comply with or perform any material obligation; (iii) a material misrepresentation; (iv) termination of the Plan; or (v) failure of the Plan to qualify under the Internal Revenue Code. The Plan may elect to terminate the contract if an event of default occurs by the issuer and is not cured. Such events include the following: (i) failure to pay an amount owed by the issuer; (ii) failure to comply with, or perform any material obligation; (iii) a material misrepresentation; or (iv) the insolvency of the issuer.

The terms of a SIC generally provide for settlement of payments upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reach zero or upon certain events of default.  If a contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.  If a contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Average yields for the GICs and SICs, all of which are fully benefit-responsive, are as follows:

Average yields for GICs and SICs	2008	2007
Based on actual earnings	4.98%	5.28%
Based on interest rate credited to participants	5.06%	5.21%

NOTE 6:  FAIR VALUE MEASUREMENTS

FASB Statement No. 157
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a comprehensive framework for measuring fair value and expands disclosures about fair value measurements.  Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.  The Statement defines levels within the hierarchy as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.
•  Level 3 inputs are unobservable inputs.

The following table sets forth financial assets measured at fair value in the Statement of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 30, 2008:

	Fair Value Measurements at Reporting Date Using
(in thousands)	Total as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	December 30, 2008	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Common/collective trusts	$1,170,597	$-	$1,170,597	$-
Fixed Income Fund	4,663,410	-	4,083,403	580,007
Participant directed brokerage account	209,846	209,846	-	-
Common stock	21,504	21,504	-	-
Participant loans	27,670	-	-	27,670
Total	$6,093,027	$231,350	$5,254,000	$607,677

The table below sets forth a summary of the changes in the fair values of the Plan’s level 3 investment assets and liabilities for the year ended December 30, 2008:

	Level 3 Asset Gains and Losses for the Year Ended December 30, 2008
(in thousands)
	Total	Participant Loans	Fixed Income Fund

Balance, beginning of year	$771,520	$31,024	$740,496
Realized gains (losses)	-	-	-
Unrealized gains (losses)	7,672	-	7,672
Purchases, sales, issuances and settlements, net	(171,515)	(3,354)	(168,161)
Net transfers in/out of Level 3	-	-	-
Balance, end of year	$607,677	$27,670	$580,007

NOTE 7:  NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

Net depreciation in fair value of investments for the fiscal year ended on December 30 is:

(in thousands)

2008

Eastman Kodak Company Common Stock	$(46,139)
Interest in Common Collective Trust Funds	(538,339)
Mutual Funds	(90,632)
Participant Directed Brokerage	(146,385)
$(821,495)

NOTE 8:  SIGNIFICANT INVESTMENTS

The following table represents investments having a fair value equal to or greater than 5% of net assets available for benefits at December 30:

(in thousands)

	Maturity	Interest	Fair
Investment	Date	Rate	Value

2008

John Hancock Mutual Life Ins. GIC #15187	7/5/2011	6.79%	$ 460,365

2007

John Hancock Mutual Life Ins. GIC #15187	7/5/2011	6.79%	$ 437,402

NOTE 9:  FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving such letter.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 10:  RELATED PARTY TRANSACTIONS

During 2008 and 2007, certain Plan investments were shares of mutual funds and institutional trust funds managed by T. Rowe Price.  T. Rowe Price Retirement Plan Services, Inc. has been the record keeper since January 1, 2002; therefore, these transactions constitute related party transactions.  Fees paid by the Plan to T. Rowe Price for management services amounted to less than $0.2 million for the fiscal year ended December 30, 2008.

The Kodak Stock Fund and the Fixed Income Fund hold small amounts of cash invested in short-term investments.  BNY Mellon Trust, the parent of the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Kodak Stock Fund is not actively managed, but the Plan Trustee buys, sells and holds the assets for this fund including the cash that is necessary to maintain liquidity.  During the year ended December 30, 2008, the Plan purchased shares in the Fund in the amount of $64.7 million, sold shares in the Fund in the amount of $54.5 million, and had net depreciation in the Fund in the amount of $46.1 million.  The total value of the Plan's investment in the Fund was $22.4 million and $58.2 million at December 30, 2008 and 2007, respectively.

Participant loans also constitute related party transactions.

NOTE 11:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation from the Plan financial statements to the Form 5500 at December 30:

(in thousands)	2008	2007

Net Assets Available for Benefits (per the Financial Statements)	$6,154,921	$7,133,741

Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	(46,552)	42,282

Net Assets Available for Benefits (per the Form 5500)	$6,108,369	$7,176,023

Net Decrease in Net Assets Available for Benefits (per the Financial Statements)	$(978,820)

Change in adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	(88,834)

Net Loss (per the Form 5500)	$(1,067,654)

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

	Maturity	Interest	Current
Description	Date	Rate	Value

	FIXED INCOME FUND

Group Annuity Contracts:
JOHN HANCOCK MUTUAL LIFE INSURANCE CO	07/05/11	6.7900%	$ 460,365
METROPOLITAN LIFE INSURANCE CO	07/01/10	7.6000%	102,779
			$ 563,144

Investment Contract:
NISA/AEGON (WRAPPER)		3.7200%	$ 16,863

U.S. Government Securities:
FEDERAL FARM CR BKS CONS SYS	12/06/10-01/17/17	3.7500%-4.8750%	$ 12,064
FEDERAL HOME LN BKS CONS BDS	12/11/09-07/15/36	2.3750%-5.7500%	101,016
FEDERAL HOME LN CORP MTN	03/05/19	5.2000%	5,884
FEDERAL HOME LN MTG CONS BD	07/18/16	5.5000%	3,056
FEDERAL HOME LN MTG CORP DEBS	3/15/2009-07/15/32	4.3750%-6.8750%	38,129
FEDERAL HOME LN MTG CORP MTN	11/23/35	5.6250%	2,278
FEDERAL HOME LN MTG CORP NTS	04/18/11-07/18/11	5.1250%-5.2500%	6,480
FEDERAL HOME LN MTG CORP REF	03/05/12-06/13/18	3.7500%-5.5000%	16,501
FEDERAL HOME LN MTG DEB	07/12/10	4.1250%	4,663
FEDERAL HOME LN MTG NTS	04/18/16	5.2500%	3,129
FEDERAL NATL MTG ASSN	07/13/09-08/01/12	5.1250%-5.2500%	8,357
FEDERAL NATL MTG ASSN DEBS	09/15/09-11/15/30	3.0000%-7.2500%	120,815
FEDERAL NATL MTG ASSN DISCOUNT	06/01/09	ZERO CPN	10,326
FEDERAL NATL MTG ASSN GTD MTG	06/12/17	5.3750%	1,010
FEDERAL NATL MTG ASSN MTN	10/12/10	2.8750%	4,995
FHLMC INT PMT ON % DEB 2031	01/15/12	5.7500%	16,590
FHLMC MULTI-CLASS MTG 3128 BA	01/15/24	5.0000%	3,327
FHLMC MULTI-CLASS MTG 3152 DA	09/15/25	6.0000%	2,017
FHLMC MULTI-CLASS MTG 3216 MA	04/15/27	6.0000%	1,898
FNMA GTG REMIC P/T 06-51 PA	02/25/30	5.5000%	1,963
U.S. TREAS STRIP GENERIC TINT	05/15/14	ZERO CPN	11,253
U.S. TREAS NT STRIPPED	02/15/10	ZERO CPN	7,956
U.S. TREASURY BONDS	01/08/09	ZERO CPN	11,900
U.S. TREASURY BONDS	04/30/09-5/15/38	1.5000%-8.8750%	1,440,731
Total U.S. Government Securities			$ 1,836,338

Corporate Debt Instruments:
ABBOTT LABORATORIES NT	11/30/17	5.6000%	$ 1,921
ABBOTT LABS	05/15/11	5.6000%	2,978
ACE INA HLDG INC SR NT	02/15/17	5.7000%	982
AEP TEX CENT TRANS 06-A CL A2	07/01/13	4.9800%	1,566
AEP TEX CENT TRANS 06-A CL A4	01/01/18	5.1700%	2,886
AEP TEX CENT TRANSITION TR A-1	01/01/10	4.9800%	1,108

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

AEP TEX NORTH CO SR NT	03/01/13	5.5000%	286
AETNA INC NEW SR NT	12/15/37	6.7500%	301
AETNA INC SR NT	09/15/18	6.5000%	279
AETNA INC SR NT	06/15/11	5.7500%	1,208
AETNA INC SR NT	06/15/36	6.6250%	2,283
AFRICAN DEV BK NTS	10/15/15	6.8750%	3,059
AGRIUM INC DEB	01/15/19	6.7500%	1,073
AIFUL CORP SR NT 144A	12/12/11	6.0000%	1,309
AIG SUNAMERICA GLOBAL NT 144A	05/10/11	6.3000%	2,626
ALCOA INC NT	02/23/19	5.7200%	5,293
ALCOA INC NT	07/15/13	6.0000%	1,589
ALCOA INC NT	02/23/22	5.8700%	1,935
ALLIED CAP CORP NEW NT	04/01/12	6.0000%	1,750
ALLIED WORLD ASSURN CO	08/01/16	7.5000%	1,313
ALLSTATE CORP DEBS	05/15/38	6.9000%	971
ALLSTATE CORP JR SUB DEB SER A	05/15/57	VAR RT	1,285
ALLSTATE CORP SR NT	05/09/35	5.5500%	1,228
ALLSTATE LIFE GBL MTN #TR00001	05/29/09	4.5000%	3,511
ALLSTATE LIFE GLOBAL FDG SECD	04/30/13	5.3750%	1,057
ALTRIA GROUP INC NT	11/10/38	9.9500%	1,444
ALTRIA GROUP INC NT	11/10/18	9.7000%	1,849
AMB PPTY L P MEDIUM TERM NTS	06/01/13	6.3000%	2,547
AMERADA HESS CORP	10/01/29	7.8750%	6,991
AMEREN UN ELEC SR SECD NT	08/01/37	5.3000%	1,686
AMERICA MOVIL S A B DE C V GTD	11/15/17	5.6250%	2,198
AMERICA MOVIL S A DE C V SR NT	01/15/15	5.7500%	1,534
AMERICA MOVIL S A DE DV SR NT	03/01/35	6.3750%	1,386
AMERICAN CAP STRATEGIES LTD SR	08/01/12	6.8500%	754
AMERICAN EXPRESS BK FSB MEDIUM	10/17/12	5.5500%	2,102
AMERICAN EXPRESS CENTURION BK	06/12/17	5.9500%	2,814
AMERICAN EXPRESS CO NT	03/19/18	7.0000%	812
AMERICAN EXPRESS CO SUB DEB	09/01/66	VAR RT	3,359
AMERICAN EXPRESS CR 06-2 144A	01/15/14	5.6500%	923
AMERICAN GEN CORP SR NT	02/15/29	6.6250%	247
AMERICAN GEN FIN CORP MEDIUM	12/15/17	6.9000%	766
AMERICAN GENL CORP NTS	08/11/10	7.5000%	1,649
AMERICAN HOME PRODS CORP NT	03/15/11	STEP	2,040
AMERICAN HOME PRODS CORP NT	03/15/11	STEP	3,113
AMERICAN INTL GROUP INC 144A	08/15/18	8.2500%	1,278
AMERICAN INTL GROUP INC JR SUB	03/15/37	6.2500%	138
AMERICAN INTL GROUP INC MEDIUM	01/16/18	5.8500%	3,080
AMERICAN INTL GROUP INC MEDIUM	01/16/18	5.8500%	1,064
ANADARKO FIN CO SR NT	05/01/31	7.5000%	6,827
ANADARKO PETE CORP SR NT	09/15/16	5.9500%	1,659

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

ANADARKO PETE CORP SR NT	09/15/09	VAR RT	766
ANADARKO PETROLEUM CORP	03/15/29	7.2000%	1,139
AOL TIME WARNER INC DEB	05/01/32	7.7000%	518
AOL TIME WARNER INC NT	05/01/12	6.8750%	3,362
APACHE CORP DEB	07/01/19	7.6250%	2,997
APACHE CORP NT	01/15/37	6.0000%	1,032
ARCELORMITTAL SA LUXEMBOURG NT	06/01/18	6.1250%	2,091
ARCHER DANIELS MIDLAND CO DEB	01/15/38	6.4500%	545
ARCHER DANIELS MIDLAND CO NT	02/01/31	7.0000%	717
ASIAN DEVELOPMENT BANK SNR MTN	06/21/27	2.3500%	6,254
ASIF GLOBAL FING XIX SR 144A	01/17/13	4.9000%	114
ASSURANT INC SR NT	02/15/14	5.6250%	416
ASSURANT INC SR NT	02/15/34	6.7500%	948
ASTRAZENECA PLC NT	09/15/17	5.9000%	1,092
AT & T INC GLOBAL NT	01/15/38	6.3000%	2,177
AT & T INC GLOBAL NT	01/15/38	6.3000%	4,851
AT&T BROADBAND CORP NT	03/15/13	8.3750%	7,515
AT&T CORP SR NT	11/15/31	STEP	958
AT&T CORP SR NT	11/15/31	STEP	2,383
AT&T INC GLOBAL NT	11/15/13	6.7000%	7,290
AT&T INC GLOBAL NT	05/15/18	5.6000%	1,950
AT&T INC GLOBAL NT	02/01/18	5.5000%	1,328
AT&T WIRELESS SVCS INC SR NT	03/01/31	8.7500%	6,379
AT&T WIRELESS SVCS INC SR NT	05/01/12	8.1250%	3,049
AT&T WIRELESS SVCS INC SR NT	03/01/31	8.7500%	829
AT&T WIRELESS SVCS INC SR NT	03/01/11	7.8750%	2,020
ATLANTIC CITY 03-1 A2	10/20/16	4.4600%	744
ATLANTIC CITY ELEC 02 1 A4	10/20/23	5.5500%	2,017
AVALONBAY CMNTYS MTN #TR00009	03/15/13	4.9500%	2,164
AXA SA US$ SUB NT	12/15/30	8.6000%	1,168
BAC CAP TR XI GTD CAP SECS	05/23/36	6.6250%	3,303
BAC CAP TR XIV PFD HYBRID NT	12/31/49	VAR RT	1,909
BAE SYS HLDGS INC GTD NT 144A	08/15/15	5.2000%	1,001
BAKER HUGHES INC SR NT	11/15/18	7.5000%	1,325
BAKER HUGHES INC SR NT	11/15/18	7.5000%	2,311
BALTIMORE GAS & ELEC CO NT	10/01/36	6.3500%	497
BALTIMORE GAS & ELECTRIC CO NT	07/01/13	6.1250%	1,300
BANC AMER COML MTG 06-4 A3A	08/10/13	VAR RT	1,759
BANC AMER FDG 2006-2 CL 2A18	03/25/36	5.7500%	660
BANC ONE CORP SUB DEB	10/15/26	7.6250%	1,385
BANK AMER CORP MEDIUM TERM NTS	06/15/12	3.1250%	5,798
BANK AMER CORP SR NT	12/01/17	5.7500%	3,039
BANK AMER CORP SR NT	12/01/17	5.7500%	2,703

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

BANK AMER CORP SR NT	08/15/11	5.3750%	3,327
BANK AMER CORP SUB GLOBAL NT	08/15/13	4.7500%	3,141
BANK AMER CORP SUB NT	09/15/37	6.5000%	688
BANK AMER CORP SUB NT	03/15/17	5.4200%	5,240
BANK AMER CORP SUB NT	01/15/11	7.4000%	2,738
BANK AMER N A CHARLOTTE N C	03/15/17	5.3000%	10,585
BANK AMERICA CORP SUB NTS	10/15/11	7.1250%	636
BANK NEDERLANDES GENEENTEN	10/20/11	5.1250%	872
BANK NEW YORK INC MEDIUM TERM	08/27/13	5.1250%	1,043
BANK NEW YORK INC MEDIUM TERM	04/01/13	4.5000%	4,692
BANK OF AMERICA CORP	03/28/18	VAR RT	1,759
BANK ONE CORP SUB NT	01/30/13	5.2500%	920
BANK ONE ISSUANCE 04-B2 B2	04/15/12	4.3700%	1,986
BANKAMERICA CAP III CAP SECS	01/15/27	VAR RT	379
BARCLAYS BANK PLC	01/23/18	6.0000%	2,002
BARCLAYS BANK PLC	10/27/11	4.2500%	2,646
BARCLAYS BK PLC PERPETUAL 144A	04/29/49	VAR RT	1,007
BARCLAYS BK PLC SUB HYBRID TIE	09/29/49	VAR RT	1,734
BARRICK GOLD FINANCECO LLC GTD	09/15/13	6.1250%	3,328
BARRICK GOLD FINANCECO LLC GTD	09/15/13	6.1250%	3,299
BARRICK NORTH AMER FIN LLC GTD	09/15/18	6.8000%	1,117
BAXTER INTL INC SR NT	09/01/16	5.9000%	3,658
BAXTER INTL INC SR NT	06/01/18	5.3750%	3,405
BAYVIEW FINL SECS 05-2 CL AF2	02/28/45	5.1400%	835
BB&T CAP TR II GTD TR PFD SECS	06/07/36	6.7500%	1,885
BEAR STEARNS COML 06-PW13 A3	09/11/41	5.5180%	1,638
BEAR STEARNS COS INC GLOBAL NT	08/15/11	5.5000%	2,030
BEAR STEARNS COS INC MTN	08/10/12	6.9500%	6,735
BEAR STEARNS COS INC SR GLOBAL	02/01/18	7.2500%	398
BEAR STEARNS COS INC SR GLOBAL	06/23/10	4.5500%	8,479
BEAR STEARNS COS INC SR NT	10/02/17	6.4000%	543
BEAR STEARNS COS INC SR NT	10/02/17	6.4000%	2,854
BELLSOUTH CORP DEB	06/15/34	6.5500%	2,222
BELLSOUTH CORP DEB	06/15/34	6.5500%	1,284
BELLSOUTH CORP NT	11/15/12	4.7500%	1,218
BELLSOUTH TELECOMMUNICAT BNDS	06/01/28	6.3750%	864
BERKSHIRE HATHAWAY FIN CORP	08/15/13	5.0000%	3,597
BEST BUY INC NT 144A	07/15/13	6.7500%	1,166
BHP BILLITON FIN	05/05/11	4.1250%	571
BK NED GEMEENTEN	03/30/10	4.0000%	210
BLACKROCK INC NT	09/15/17	6.2500%	2,098
BOEING CAP CORP SR NT	03/01/11	6.1000%	1,333
BOI CAP FDG NO 2 LP FIXED/144A	02/01/49	VAR RT	830

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

BP CAP MKTS PLC GTD NT	11/07/13	5.2500%	3,590
BP CAP MKTS PLC GTD NT	11/07/13	5.2500%	1,874
BP CAP MKTS PLC GTD NT	11/07/13	5.2500%	3,400
BRISTOL MYERS SQUIBB CO NT	05/01/38	6.1250%	3,698
BRISTOL MYERS SQUIBB CO NT	11/15/36	5.8750%	754
BRITISH SKY BROADCASTING NTS	02/23/09	6.8750%	1,132
BRITISH TELECOMMUNICATIONS NT	12/15/10	VAR RT	2,236
BRITISH TELECOMMUNICATIONS NT	12/15/10	VAR RT	1,291
BRITISH TELECOMMUNICATIONS PLC	12/15/30	STEP	1,947
BRITISH TELECOMMUNICATIONS PLC	12/15/30	STEP	690
BURLINGTON NORTHN MTN TR 00002	07/15/37	6.5300%	1,035
BURLINGTON NORTHN SANTA FE	06/01/36	7.2900%	526
BURLINGTON NORTHN SANTA FE COR	05/01/17	5.6500%	1,580
BURLINGTON RESOURCES FINANCE	12/01/11	6.5000%	2,920
BURLINGTON RESOURCES FINANCE	12/01/31	7.4000%	897
CABELAS CR CARD 06-III A 144A	10/15/14	5.2600%	2,076
CAMERON INTL CORP SR NT	07/15/38	7.0000%	1,287
CANADIAN NAT RES LTD NT	02/01/18	5.9000%	1,899
CANADIAN NAT RES LTD NT	02/01/18	5.9000%	1,747
CANADIAN NAT RES LTD NT	03/15/38	6.2500%	1,297
CANADIAN NAT RES LTD NT	05/15/17	5.7000%	1,347
CANADIAN NATIONAL RAILWAY CO	10/15/11	6.3750%	818
CANADIAN NATL RY CO SR NT	08/01/34	6.2500%	1,564
CANADIAN PAC RY CO NEW NT	05/15/37	5.9500%	404
CANADIAN PAC RY CO NEW NT	05/15/18	6.5000%	1,219
CANADIAN PACIFIC RAILWAY CO	10/15/31	7.1250%	1,312
CANADIAN PACIFIC RAILWAY CO	10/15/11	6.2500%	666
CANADIAN PACIFIC RAILWAY CO	10/15/11	6.2500%	1,157
CAPITAL AUTO RECV 2006-2 CL B	12/15/11	5.0700%	997
CAPITAL ONE 2006-6 CL A	02/18/14	5.3000%	1,887
CAPITAL ONE BK MTN #TR 00175	06/13/13	6.5000%	673
CAPITAL ONE BK MTN SR #TR00176	09/15/10	5.7500%	1,985
CAPITAL ONE CAP IV CAP SECS	02/17/37	6.7450%	1,562
CAPITAL ONE FINL CORP SR NT	09/15/11	5.7000%	1,363
CAPITAL ONE FINL CORP SR NT	09/15/17	6.7500%	1,047
CAPITAL ONE MULTI 07-7 CL A	07/15/20	5.7500%	2,282
CAPITAL ONE MULTI 2005-A7 A7	06/15/15	4.7000%	2,715
CAPITAL ONE MULTI ASSET 03-5 B	08/15/13	4.7900%	1,251
CAPITAL ONE MULTI ASSET 05-1 B	12/15/17	4.9000%	522
CAPITAL ONE PRIME 07-1 CL B	12/15/13	5.7600%	1,777
CAPITAL ONE PRIME AUTO 06-1 B	01/15/13	5.1300%	862
CAPITAL ONE PRIME AUTO 07-1 A3	06/15/11	5.4700%	553
CAPMARK FINL GROUP INC SR NT	05/10/12	VAR RT	546

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

CAPITAL ONE MULTI 2006-3 CL A	12/17/18	5.0500%	3,472
CARDINAL HEALTH INC NT	06/15/13	5.5000%	1,831
CARDINAL HEALTH INC NT	06/15/13	5.5000%	2,863
CARGILL INC MTN 144A	01/22/13	5.2000%	1,031
CARMAX AUTO OWNER 2005-2 CL A4	09/15/10	4.3400%	452
CAROLINA PWR & LT CO 1ST MTG	12/15/15	5.2500%	759
CAROLINA PWR & LT CO 1ST MTG	04/01/38	6.3000%	1,334
CAROLINA PWR & LT CO NT	07/15/12	6.5000%	1,288
CATERPILLAR FINL 06 A CL A3	05/25/10	5.5700%	35
CATERPILLAR FINL 07 A CL A-3A	06/25/12	5.3400%	1,989
CATERPILLAR FINL 2006 A NT B	06/25/12	5.7100%	462
CATERPILLAR FINL SVCS CORP MTN	10/01/18	7.0500%	1,230
CATERPILLAR FINL SVCS CORP SR	06/15/09	4.5000%	1,453
CATERPILLAR INC NT	12/15/18	7.9000%	1,133
CBA CAP TR I TR PFD SECS 144A	12/31/49	5.8050%	1,228
CENDANT MTG CORP 2004-1 CL A-1	02/25/34	5.5000%	1,063
CENTERPOINT ENERGY HOUSTON	03/15/33	6.9500%	1,208
CENTERPOINT ENERGY HOUSTON	07/01/23	5.6000%	1,018
CENTERPOINT ENERGY RES CORP SR	05/15/18	6.0000%	1,729
CENTEX HOME EQ LN TR 04-C AF-4	05/25/32	5.0800%	411
CENTEX HOME EQUITY 05-A CL AF5	01/25/35	VAR RT	374
CHARTER ONE BK N A NT	04/26/11	5.5000%	4,289
CHASE AUTO OWNER TR 06-B B	04/15/14	5.2400%	320
CHASE AUTO OWNER TR 2006 A	01/15/13	5.4700%	186
CHASE AUTO OWNER TR 2006 A A-4	01/15/13	5.3600%	978
CHASE CAP II CAP SECS SER B	02/01/27	VAR RT	1,250
CHASE FDG MTG LN 03-1 1A5	10/25/32	VAR RT	1,416
CHASE FDG MTG LN 03-4 IA-6	05/25/36	4.4290%	3,009
CHASE FDG MTG LN 04-1 IA-6	06/25/15	4.2660%	2,308
CHASE ISSUANCE TR 08-9 CL A	05/15/13	4.2600%	1,172
CHASE ISSUANCE 07-17 CL A	10/15/14	5.1200%	11,177
CHASE ISSUANCE 07-17 CL A	10/15/14	5.1200%	3,409
CHASE ISSUANCE 07-A3 CL A3	04/15/19	5.2300%	1,187
CHASE ISSUANCE 08-4 CL A	03/15/15	4.6500%	2,675
CHASE ISSUANCE TR 05-4 NT CL A	01/15/13	4.2300%	4,826
CHUBB CORP DIRECTLY ISSUED SUB	03/29/37	VAR RT	908
CHUBB CORP SR NT	05/11/37	6.0000%	4,302
CINCINNATI FINL CORP SR NT	11/01/34	6.1250%	1,082
CINGULAR WIRELESS LLC SR NT	12/15/11	6.5000%	505
CINTAS CORP NO 2 SR NT	08/15/36	6.1500%	727
CISCO SYSTEMS INC	02/22/11	5.2500%	2,749
CIT EQUIP COLL 06-VT2 CL B	04/20/14	5.2400%	238
CIT EQUIP COLL 06-VT2 CL C	04/20/14	5.2900%	237

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

CIT EQUIP COLL 08-VT1 A-3	08/22/11	6.5900%	1,220
CIT EQUIP COLL 08-VT1 CL A-2	10/20/10	4.7600%	987
CIT EQUIP COLL TR 2006-VT1 A3	12/21/09	5.1300%	99
CIT GROUP INC SR NT	02/13/12	5.4000%	3,104
CITIBANK CR CARD 08-A5	04/22/15	4.8500%	2,702
CITIBANK CR CARD 2006-A3 CL 3	03/15/18	5.3000%	4,179
CITIBANK CR CARD 2006-B2 CL B2	03/07/11	5.1500%	1,151
CITICORP RESIDENTIAL 07-2 A6	06/25/37	6.2650%	808
CITIGROUP CAP XXI ENHANCED PFD	12/21/57	VAR RT	1,188
CITIGROUP INC	10/31/25	2.4000%	1,166
CITIGROUP INC GLOBAL NT	01/07/16	5.3000%	4,885
CITIGROUP INC GLOBAL NT	10/17/12	5.3000%	6,257
CITIGROUP INC GLOBAL NT	10/17/12	5.3000%	3,598
CITIGROUP INC GLOBAL SR NT	08/15/17	6.0000%	2,974
CITIGROUP INC GLOBAL SR NT	08/19/13	6.5000%	347
CITIGROUP INC GLOBAL SR NT	08/19/13	6.5000%	715
CITIGROUP INC GLOBAL SR NT	08/15/17	6.0000%	2,342
CITIGROUP INC GLOBAL SUB NT	10/31/33	6.0000%	1,877
CITIGROUP INC GLOBAL SUB NT	06/15/32	6.6250%	897
CITIGROUP INC GLOBAL SUB NT	02/22/33	5.8750%	688
CITIGROUP INC NT	09/29/11	5.1000%	7,644
CITIGROUP INC SR NT	03/05/38	6.8750%	1,118
CITIGROUP INC SUB NT	08/25/36	6.1250%	2,798
CITIGROUP INC SUB NT	09/15/14	5.0000%	7,070
CITIGROUP MTG LN TR 05-WF2 AF4	08/25/35	VAR RT	2,191
CLEVELAND ELEC ILLUM CO SR NT	12/15/13	5.6500%	1,123
CLEVELAND ELEC ILLUM CO SR NT	12/15/36	5.9500%	2,219
CLEVELAND ELEC ILLUM CO SR NT	12/15/13	5.6500%	35
CLEVELAND ELEC ILLUM CO SR NT	12/15/13	5.6500%	900
CLOROX CO SR NT	10/15/12	5.4500%	1,752
CNH EQUIP TR 08-B CL A-4A	11/17/14	5.6000%	926
CNH EQUIP TR 2006-1 CL A3	08/16/10	5.2000%	486
CNH EQUIP TR 2006-1 CL B	12/17/12	5.4000%	2,323
CNH EQUIP TR 2007 A NT CL B	06/16/14	5.0900%	1,330
COCA COLA CO NT	11/15/17	5.3500%	472
COCA COLA ENTERPRISES INC NT	03/03/14	7.3750%	1,819
COMCAST CABLE COMM INC SR NT	06/15/13	7.1250%	1,211
COMCAST CABLE COMMUNS INC NT	01/30/11	6.7500%	5,418
COMCAST CABLE COMMUNS INC NT	01/30/11	6.7500%	3,845
COMCAST CORP NEW GTD NT	03/15/37	6.4500%	838
COMCAST CORP NEW GTD NT	03/15/37	6.4500%	572
COMCAST CORP NEW GTD NT	03/15/16	5.9000%	2,690
COMCAST CORP NEW NT	11/15/15	5.8500%	1,196

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

COMCAST CORP NEW NT	08/15/37	6.9500%	1,182
COMCAST CORP NEW NT	11/15/17	6.3000%	640
COMCAST CORP NEW NT	05/15/38	6.4000%	963
COMCAST CORP NEW NT	08/15/37	6.9500%	4,187
COMCAST CORP NEW NT	11/15/35	6.5000%	1,215
COMCAST CORP NEW NT	08/15/37	6.9500%	1,281
COMERICA CAP TR 11 GTD SECS	02/20/37	6.5760%	719
COMMONWEALTH EDISON CO 1ST MTG	03/15/18	5.8000%	1,722
COMMONWEALTH EDISON CO FIRST	01/15/38	6.4500%	3,230
COMMUNITY PROGRAM LN TR 87 A-4	10/01/18	4.5000%	1,038
CONAGRA INC SENIOR NTS	10/01/26	7.1250%	715
CONNECTICUT ST SER A	03/15/32	5.8500%	3,096
CONOCO FDG CO NT	10/15/11	6.3500%	2,464
CONOCOPHILLIPS CDA FDG CO II	04/15/12	5.3000%	4,412
CONSOLIDATED NAT GAS CO 04 A	12/01/14	5.0000%	2,301
CONSUMERS ENERGY CO 1ST MTG BD	03/15/15	5.0000%	773
CONSUMERS FDG 01-1 CL A 4	04/20/12	4.9800%	1,192
CONSUMERS FDG 01-1 CL A 6	10/20/16	5.7600%	1,634
CONSUMERS FDG 01-1 CL A5	04/20/15	5.4300%	3,738
CONTINENTAL AIRLINES 99-1A	08/02/20	6.5450%	370
CONTINENTAL AIRLS 99-2 CL A-1	03/15/20	7.2560%	305
COUNTRYWIDE FINL CORP MEDIUM	06/07/12	5.8000%	3,155
COUNTRYWIDE FINL CORP MEDIUM	06/07/12	5.8000%	4,308
COVIDIEN INTL FIN S A SR NT	10/15/17	6.0000%	4,040
COX COMMUNICATIONS INC NEW NT	01/15/10	4.6250%	6,697
COX COMMUNICATIONS INC NEW NT	10/01/12	7.1250%	2,071
COX COMMUNICATIONS INC NEW NT	06/01/13	4.6250%	2,106
CPC INTL MTN TR 00010	10/15/97	5.6000%	968
CPL TRANSITION FDG 02 1 CL A5	01/15/17	6.2500%	3,956
CPL TRANSITION FDG 02-1 CL A4	07/15/15	5.9600%	1,437
CREDIT SUISSE BDS	09/18/17	5.1300%	2,066
CREDIT SUISSE FB USA INC NT	01/15/12	6.5000%	7,746
CREDIT SUISSE N Y BRH SUB NT	02/15/18	6.0000%	5,699
CREDIT SUISSE FB 06-1	02/25/36	5.5000%	6
CRH AMER INC NT	07/15/18	8.1250%	1,199
CSX CORP NT	04/01/15	6.2500%	2,966
CSX CORP NT	05/01/17	5.6000%	883
CVS CAREMARK CORP SR NT	06/01/27	6.2500%	7,472
CVS CAREMARK CORP SR NT	06/01/17	5.7500%	3,684
CVS CORP NT	09/15/09	4.0000%	889
CVS CORP SR NT	08/15/11	5.7500%	1,324
CWABS INC 04-13 ASSET CL AF-4	01/25/33	VAR RT	3,341
CWALT INC 05-28CB P/T 1-A-5	08/25/35	5.5000%	491

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

CWALT INC 2005-34CB CL 1-A-6	09/25/35	5.5000%	1,184
CWMBS INC 03-J7 CL 3-1-2	08/25/18	4.5000%	606
CWMBS INC 2003-J13 1A1	01/25/34	5.2500%	1,112
DAIMLER CHRYSLER HLDG CORP NT	01/18/31	8.5000%	528
DAIMLERCHRYSLER AUTO 06-C CL B	04/08/13	5.1100%	887
DAIMLERCHRYSLER N A #TR00043	09/08/11	5.7500%	2,957
DAIMLERCHRYSLER N A HLDG CORP	06/15/10	4.8750%	3,827
DAIMLERCHRYSLER N A HLDG SR NT	11/15/13	6.5000%	830
DAIMLERCHRYSLER NA HLDG CORP	01/15/12	7.3000%	2,406
DARDEN RESTAURANTS INC SR NT	10/15/37	6.8000%	530
DBS BK LTD SINGAPORE SUB 144A	05/16/17	VAR RT	928
DCP MIDSTREAM LLC NT 144A	09/15/37	6.7500%	2,688
DEERE JOHN CAP CORP MTN	09/09/13	4.9000%	1,365
DEERE JOHN CAP CORP NT	03/15/12	7.0000%	1,270
DEERE JOHN CAP CORP NT	03/15/12	7.0000%	751
DEERE JOHN OWNER TR 05 CL A-4	05/15/12	4.1600%	356
DELL INC NT	04/15/38	6.5000%	1,008
DEPFA ACS BANK EMTN	12/20/16	1.6500%	5,218
DETROIT EDISON 2001-1 BD CL A5	03/01/15	6.4200%	562
DETROIT EDISON 2001-1 BD CL A6	03/01/16	6.6200%	1,032
DETROIT EDISON CO SR NT	10/15/12	5.2000%	817
DETROIT EDISON CO SR NT	10/01/10	6.1250%	915
DEUTSCHE BANK AG	03/09/17	VAR RT	506
DEUTSCHE BANK AG	08/31/17	5.1250%	2,269
DEUTSCHE BK AG GLOBAL MEDIUM	05/20/13	4.8750%	4,805
DEUTSCHE BK AG GLOBAL MEDIUM	05/20/13	4.8750%	1,585
DEUTSCHE BK AG LONDON SR NT	09/01/17	6.0000%	611
DEUTSCHE BK CAP FDG TR VII	01/19/49	VAR RT	1,333
DEUTSCHE TELECOM INTL FIN BV	03/23/16	5.7500%	2,582
DEUTSCHE TELEKOM INTL FIN B V	08/20/18	6.7500%	1,544
DEUTSCHE TELEKOM INTL FIN B V	06/01/32	9.2500%	1,413
DEUTSCHE TELEKOM INTL FIN BV	06/15/30	STEP	1,452
DEUTSCHE TELEKOM INTL FIN BV	06/15/30	STEP	488
DEVELOPMENT BANK OF JAPAN	03/17/17	1.7500%	2,394
DEVELOPMENT BANK OF JAPAN	03/19/26	2.3000%	11,165
DEVON ENERGY CORP SR DEB	04/15/32	7.9500%	823
DEVON FING CORP ULC DEB	09/30/31	7.8750%	2,428
DEVON FING CORP ULC NT	09/30/11	6.8750%	3,597
DEVON FING CORP ULC NT	09/30/11	6.8750%	1,649
DIAGEO CAP PLC GTD NT	01/15/14	7.3750%	7,669
DIAGEO CAP PLC GTD NT	01/30/13	5.2000%	1,734
DIAGEO CAP PLC GTD NT	01/15/14	7.3750%	2,770
DIAGEO CAP PLC GTD NT	01/30/13	5.2000%	867

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

DIAGEO CAP PLC GTD NT	01/30/13	5.2000%	2,482
DIAGEO FIN BV NT	04/01/11	3.8750%	977
DISCOVER CARD CL A 2007-1	03/16/20	5.6500%	2,286
DISCOVER CARD EXECUTION 08 A3	10/15/13	5.1000%	942
DOMINION RES INC VA NEW SR NT	01/15/19	8.8750%	1,689
DOW CHEM CO NT	10/01/12	6.0000%	2,378
DOW CHEM CO SR NT	05/15/18	5.7000%	956
DP WORLD LTD GLOBAL MTN 144A	07/02/37	6.8500%	278
DR PEPPER SNAPPLE GROUP 144A	05/01/18	6.8200%	2,367
DTE ENERGY CO NT	06/01/11	7.0500%	2,674
DTE ENERGY CO SR NT SER B	06/01/16	6.3500%	1,333
DTE ENERGY CO SR NT SER B	06/01/16	6.3500%	714
DU POINT E I DE NEMOURS & CO	01/15/13	5.0000%	1,211
DU PONT E I DE NEMOURS & CO NT	07/15/18	6.0000%	3,015
DU PONT E I DE NEMOURS & CO NT	04/30/14	4.8750%	500
DU PONT E I DE NEMOURS & CO NT	11/15/12	4.7500%	802
DU PONT EI DE NEMOURS & CO NT	10/15/09	6.8750%	520
DUKE CAP CORP SR NT	02/15/32	6.7500%	291
DUKE CAP CORP SR NT	02/15/13	6.2500%	269
DUKE ENERGY CAROLINAS LLC	01/15/38	6.0000%	2,353
DUKE ENERGY CAROLINAS LLC	11/15/18	7.0000%	982
DUKE ENERGY CAROLINAS LLC 1ST	01/15/18	5.2500%	772
DUKE ENERGY CORP MTG BD	04/01/10	4.5000%	354
DUKE ENERGY CORP SR NT	11/30/12	5.6250%	831
DUKE ENERGY CORP SR NT	01/15/12	6.2500%	1,126
DUKE ENERGY FIELD SVCS LLC	08/16/10	7.8750%	2,157
EASTMAN CHEM CO DEB	01/15/24	7.2500%	300
EATON CORP NT	05/15/13	4.9000%	1,261
EATON VANCE CORP NT	10/02/17	6.5000%	65
EKSPORTFINANS A S A MEDIUM	10/26/11	5.1250%	3,641
EKSPORTFINANS ASA MTN	09/20/10	4.3750%	1,463
ELECTRICIDADE DE PORTUGAL 144A	11/02/12	5.3750%	1,315
ELECTRONIC DATA SYS CORP NEW	08/01/13	STEP	693
ELECTRONIC DATA SYS CORP NT	10/15/29	7.4500%	723
ELECTRONIC DATA SYS CORP NT	10/15/09	7.1250%	671
ELM B.V.	05/29/49	VAR RT	276
EMBARQ CORP NT	06/01/16	7.0820%	682
EMBARQ CORP NT	06/01/13	6.7380%	1,300
EMBARQ CORP NT	06/01/16	7.0820%	1,965
EMBARQ CORP NT	06/01/36	7.9950%	1,141
EMERSON ELEC CO NT	10/15/18	5.2500%	1,476
EMERSON ELECTRIC CO NT	08/15/32	6.0000%	781
ENBRIDGE ENERGY PARTNERS L P	04/15/38	7.5000%	181

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

ENBRIDGE ENERGY PARTNERS LP	03/01/19	9.8750%	683
ENCANA HLDGS FIN CORP NT	05/01/14	5.8000%	2,955
ENERGY EAST CORP NT	07/15/36	6.7500%	668
ENERGY TRANSFER PARTNERS L P	03/15/19	9.7000%	1,180
ENERGY TRANSFER PARTNERS L P	03/15/19	9.7000%	983
ENERGY TRANSFER PARTNERS L P	07/01/13	6.0000%	1,661
ENTERGY ARK INC 1ST MTG BD	08/01/13	5.4000%	1,495
ENTERPRISE PRODS INC L P SR NT	10/15/34	6.6500%	1,039
ENTERPRISE PRODS OPER LLC GTD	01/31/19	6.5000%	3,638
ENTERPRISE PRODS OPER OPER LLC	01/31/14	9.7500%	3,043
EOG RES INC SR NT	09/15/17	5.8750%	2,624
EQUITY ONE MTG 03-4 CL M1	11/25/33	5.3690%	1,027
ERAC USA FIN CO GTD NT 144A	10/15/17	6.3750%	107
ERP OPER L P	08/15/26	7.5700%	759
ESTEE LAUDER COS INC SR NT	05/15/37	6.0000%	2,253
EUROPEAN INVESTMENT BANK	07/15/11	3.1250%	1,147
EUROPEAN INVESTMENT BK BDS	06/20/17	1.4000%	9,402
EVEREST REINS HLDS INC	05/15/37	VAR RT	495
EXELON CORP SR NT	05/01/11	6.7500%	445
EXPORT IMPORT BK KOREA NT	10/17/12	5.5000%	2,174
FEDERATED DEPT STORE INC DEL	04/01/09	6.3000%	981
FEDERATED RETAIL HLDGS INC GTD	03/15/12	5.3500%	912
FIRST UN NATL BK MTN #SB 00005	08/18/10	7.8000%	255
FIRST UNION CORP SUB NT STEP	08/01/26	VAR RT	1,807
FIRSTENERGY CORP NT SER B	11/15/11	6.4500%	306
FIRSTENERGY CORP NT SER C	11/15/31	7.3750%	6,139
FLORIDA PWR & LT CO 1ST MTG BD	06/01/35	4.9500%	1,177
FLORIDA PWR CORP 1ST MTG BD	06/15/38	6.4000%	1,614
FLORIDA PWR CORP 1ST MTG BD	03/01/33	5.9000%	1,308
FLORIDA PWR CORP 1ST MTG BD	06/15/38	6.4000%	858
FLORIDA PWR CORP 1ST MTG BD	09/15/37	6.3500%	1,245
FMR CORP NT 144A	03/01/13	4.7500%	638
FMR CORP NT 144A	06/15/19	7.4900%	2,685
FORD CR AUTO 07 B CL A-4A	07/15/12	5.2400%	459
FORD CR AUTO 07 B CL B	11/15/12	5.6900%	689
FORD CR AUTO 07-A CL C	02/15/13	5.8000%	1,455
FORD CR AUTO 08-B CL A-3A	05/15/12	4.2800%	933
FORD CR AUTO 08-B CL A-4A	03/15/13	4.9500%	920
FORD CR AUTO OWNER 2006-C CL C	09/15/12	5.4700%	745
FOSTERS FIN CORP GTD NT 144A	10/01/14	4.8750%	683
FPL GROUP CAP INC DEB	12/15/15	7.8750%	2,290
FRANCE TELECOM SA NT	03/01/31	STEP	1,462
FRANCE TELECOM SA NT	03/01/31	STEP	1,111

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

FUJI FIN CAYMAN LTD SUB 144A	04/15/10	8.6250%	890
GE CAP CR CARD 07-3 CL B	06/15/13	5.4900%	1,657
GE CAP CR CARD MSTR NT 05-3 A	06/15/13	4.1300%	2,018
GE GLOBAL INS HLDG	06/15/30	7.7500%	846
GEN ELEC CAP CORP MTN TR 00804	11/15/67	VAR RT	2,558
GENERAL DYNAMICS CORP NT	02/01/14	5.2500%	1,311
GENERAL ELEC CAP CORP #00739	04/28/11	VAR RT	2,526
GENERAL ELEC CAP CORP #TR00806	01/14/38	5.8750%	222
GENERAL ELEC CAP CORP MEDIUM	08/07/37	6.1500%	8,215
GENERAL ELEC CAP CORP MEDIUM	05/01/18	5.6250%	10,363
GENERAL ELEC CAP CORP MEDIUM	04/10/12	5.0000%	1,893
GENERAL ELEC CAP CORP MEDIUM	05/01/18	5.6250%	2,377
GENERAL ELEC CAP CORP MEDIUM	10/19/12	5.2500%	5,024
GENERAL ELEC CAP CORP MEDIUM	08/07/37	6.1500%	1,859
GENERAL ELEC CAP CORP MEDIUM	05/01/18	5.6250%	8,443
GENERAL ELEC CAP CORP MEDIUM	08/07/37	6.1500%	2,150
GENERAL ELEC CAP CORP MTN	05/04/20	5.5500%	2,381
GENERAL ELEC CAP MTN #TR 00004	12/09/11	3.0000%	397
GENERAL ELEC CAP MTN #TR 00528	03/15/32	6.7500%	513
GENERAL ELEC CAP MTN #TR00771	02/01/11	5.2000%	3,219
GENERAL ELEC CAP MTN TR 00792	06/04/14	5.5000%	13,186
GENERAL MILLS INC NT	09/10/12	5.6500%	3,067
GENERAL MLS INC NT	03/17/15	5.2000%	3,719
GEORGIA PWR CO NT	02/17/09	VAR RT	1,003
GEORGIA PWR CO SR NT SER Z	12/15/15	5.2500%	1,455
GLAXOSMITHKLINE CAP INC GTD NT	05/15/38	6.3750%	3,165
GLAXOSMITHKLINE CAP INC GTD NT	05/15/18	5.6500%	1,861
GLAXOSMITHKLINE CAP INC GTD NT	05/15/13	4.8500%	3,451
GLEN MEADOWS PASS THROUGH 144A	02/12/67	VAR RT	651
GOLDEN WEST FINL CORP DEL SR	10/01/12	4.7500%	3,897
GOLDMAN SACHS CAP I	02/15/34	6.3450%	3,559
GOLDMAN SACHS CAPITAL II	12/29/49	VAR RT	1,719
GOLDMAN SACHS GROUP INC	10/01/16	5.7500%	9,408
GOLDMAN SACHS GROUP INC	10/15/13	5.2500%	3,308
GOLDMAN SACHS GROUP INC BD	04/01/18	6.1500%	630
GOLDMAN SACHS GROUP INC FDIC	06/15/12	3.2500%	3,850
GOLDMAN SACHS GROUP INC SR NT	01/15/15	5.1250%	3,501
GOLDMAN SACHS GROUP INC SR NT	09/01/17	6.2500%	1,114
GOLDMAN SACHS GROUP INC SR NT	02/14/12	5.3000%	1,692
GOLDMAN SACHS GROUP INC SR NT	04/01/13	5.2500%	5,963
GOLDMAN SACHS GROUP INC SUB GL	01/15/27	5.9500%	1,203
GOLDMAN SACHS GROUP INC SUB NT	10/01/37	6.7500%	1,864
GREAT AMERICA LLC 05-1 A4 144A	08/20/10	4.9700%	1,529

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

GREAT RIV ENERGY 1ST MTG 144A	07/01/17	5.8290%	2,633
GREENWICH CAP COML 04-GG1 A-3	06/10/36	4.3440%	822
GREENWICH CAP COML 06-GG7 A4	07/10/38	VAR RT	1,980
GRUPO TELEVISA SA SR NT	05/15/18	6.0000%	2,617
GS MTG SECS CORP 04-GG2 A5	08/10/38	VAR RT	2,101
GS MTG SECS CORP 06-GG6 A2	04/10/38	VAR RT	1,747
GS MTG SECS CORP II 2005-GG4	07/10/39	4.7510%	2,001
GTE CORP	04/15/28	6.9400%	1,519
HALLIBURTON CO SR NT	09/15/38	6.7000%	3,410
HALLIBURTON CO SR NT	10/15/10	5.5000%	2,415
HARLEY-DAVIDSON FDG CORP 144A	06/15/18	6.8000%	728
HARRIS CORP DEL NT	12/01/17	5.9500%	272
HARTFORD FINL SVCS GROUP INC	06/15/68	VAR RT	508
HARTFORD FINL SVCS GROUP INC	03/15/18	6.3000%	517
HARTFORD FINL SVCS GRP	10/01/41	6.1000%	81
HARTFORD LIFE GLOBAL #TR00116	02/15/11	5.2000%	893
HARTFORD LIFE GLOBAL FDG MTN	01/17/12	VAR RT	1,833
HASBRO INC NT	09/15/17	6.3000%	1,469
HBOS CAP FDG NO 2 LP 144A	06/30/49	VAR RT	769
HBOS PLC MTN 144A # SR 00053	07/20/09	5.6250%	3,698
HEALTH CARE REIT INC NT	05/15/15	5.8750%	745
HERSHEY CO NT	04/01/13	5.0000%	1,129
HERTZ VEH FING 05-2 A2 144A	02/25/10	4.9300%	365
HERTZ VEH FING 05-2 CL A4 144A	02/25/11	5.0100%	1,371
HEWLETT PACKARD CO GLOBAL NT	03/01/14	6.1250%	4,106
HEWLETT PACKARD CO GLOBAL NT	03/01/12	5.2500%	2,144
HONDA AUTO 2006-1 CL A3	02/18/10	5.0700%	145
HONEYWELL INTL INC SR NT	03/15/37	5.7000%	2,234
HONEYWELL INTL INC SR NT	03/01/13	4.2500%	2,515
HONEYWELL INTL INC SR NT	03/15/17	5.3000%	1,648
HOSPIRA INC	03/30/17	6.0500%	2,402
HOSPIRA INC	03/30/17	6.0500%	1,079
HOSPITALITY PPTYS TR SR NT	02/15/15	5.1250%	1,015
HOSPITALITY PPTYS TR SR NT	02/15/13	6.7500%	649
HRPT PPTYS TR NT	01/15/13	6.5000%	721
HSBC BK USA NA MTN #SB0001	11/01/34	5.8750%	933
HSBC BK USA NEW YORK N Y	04/01/14	4.6250%	4,794
HSBC BK USA TRANCE TRANCHE	01/15/39	7.0000%	5,124
HSBC CAP FDG DLR 2 LP 144A	12/29/49	VAR RT	1,388
HSBC FIN CAP TR IX GTD CAP	11/30/35	VAR RT	3,224
HSBC FIN CORP NT	06/01/11	5.7000%	941
HSBC HLDGS PLC SUB NT	12/12/12	5.2500%	992
HSBC HLDGS PLC SUB NT	06/01/38	6.8000%	676

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

HSBC HLDGS PLC SUB NT	05/02/36	6.5000%	515
HSBC HOLDINGS PLC	03/19/18	6.2500%	465
HUMANA INC SR NT	06/01/16	6.4500%	651
HUMANA INC SR NT	06/01/16	6.4500%	1,253
HUNTINGTON AUTO 08 1 A-3A 144A	04/16/12	4.8100%	2,498
HYDRO-QUEBEC	04/01/16	7.5000%	2,751
HYUNDAI AUTO REC 06-B CL B	05/15/13	5.1900%	1,415
HYUNDAI AUTO REC 08-A CL A-4A	11/17/14	5.4800%	1,295
HYUNDAI AUTO REC TR 04-A B	08/15/11	3.4600%	152
HYUNDAI AUTO REC TR 2005-A A-4	02/15/12	4.1800%	412
HYUNDAI AUTO RECV 2006-A CL B	06/25/14	5.2900%	1,103
IBM CORP DEBENTURES	08/01/27	6.2200%	1,782
ICICI BANK LTD (SINGAPORE)	10/20/11	5.8750%	281
ILFC E CAPITAL TR II 144A	12/21/65	VAR RT	2,229
IMPERIAL TOB OVERSEAS BV	04/01/09	7.1250%	819
INCO LTD	09/15/32	7.2000%	1,871
INDYMAC MBS INC 03-A7 A2	07/25/33	4.8500%	228
INDYMAC MBS INC 03-A8 A1	10/25/18	3.7500%	1,297
ING BANK N V SUB NT 144A	05/01/15	5.1250%	431
INGERSOLL-RAND GLOBAL HLDG CO	08/15/13	6.0000%	3,834
INTERNATIONAL BUS MACHS CORP	11/29/12	4.7500%	1,619
INTERNATIONAL BUSINESS MACH CO	10/15/38	8.0000%	2,462
INTERNATIONAL BUSINESS MACHS	11/29/32	5.8750%	4,934
INTERNATIONAL BUSINESS MACHS	09/14/17	5.7000%	4,081
INTERNATIONAL BUSINESS MACHS	10/15/18	7.6250%	1,176
INTERNATIONAL LEASE FIN CORP	03/25/13	6.3750%	1,033
INTERNATIONAL PAPER CO NT	06/15/38	8.7000%	425
INTERNATIONAL PAPER CO NT	06/15/18	7.9500%	1,421
INUIT SR NT	03/15/17	5.7500%	1,849
J P MORGAN CHASE & CO GBL NT	02/01/11	6.7500%	2,777
JANUS CAP GROUP INC NT	06/15/17	6.7000%	1,592
JC P&L TRANSITION FDG 02-A A-4	06/05/19	6.1600%	1,247
JEFFERIES GROUP INC NEW SR DEB	01/15/36	6.2500%	1,260
JOHN DEERE CAP CORP MTN	04/03/13	4.5000%	1,550
JOHN DEERE TR 06 CL A4	06/17/13	5.3900%	3,592
JOHNSON CTLS INC NT	09/15/13	4.8750%	406
JP MORGAN CHASE & CO	06/01/11	5.6000%	3,030
JP MORGAN CHASE & CO	12/12/11	3.6250%	2,569
JP MORGAN CHASE & CO GBL	09/01/15	VAR RT	1,566
JP MORGAN CHASE & CO GLOBAL NT	01/15/12	4.5000%	2,436
JP MORGAN CHASE BK NA	05/29/17	VAR RT	3,339
JP MORGAN CHASE NK NA NEW YORK	10/01/17	6.0000%	5,454
JP MORGAN CHASE NK NA NEW YORK	10/01/17	6.0000%	5,295

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

JP MORGAN MTG ACQ 06-CH2 A1FB	10/25/36	VAR RT	386
JPMORGAN CHASE & CO DEP SHS	04/29/49	VAR RT	1,865
JPMORGAN CHASE & CO FDIC GTD	12/01/11	3.1250%	6,869
JPMORGAN CHASE & CO SR NT	01/15/18	6.0000%	2,761
JPMORGAN CHASE & CO SUB NT	06/27/17	6.1250%	1,501
JPMORGAN CHASE & CO SUB NT	06/27/17	6.1250%	1,098
JPMORGAN CHASE CAP XXV CAP SEC	10/01/37	6.8000%	984
KAUPTHING BK HF MTN 144A	02/28/15	7.6250%	177
KAUPTHING BK MTN SB00001 144A	05/19/16	7.1250%	252
KELLOGG CO DEB SER B	04/01/31	7.4500%	1,062
KELLOGG CO NT SER B	04/01/11	6.6000%	314
KELLOGG CO SR NT	12/03/12	5.1250%	7,389
KELLOGG CO SR NT	03/06/13	4.2500%	2,371
KELLOGG CO SR NT	03/06/13	4.2500%	2,227
KERR MCGEE CORP NT	07/01/24	6.9500%	461
KEYBANK NATL ASSN MTN #SB00001	09/15/15	4.9500%	49
KFW INTERNATIONAL FINANCE	10/14/11	3.2500%	2,058
KIMBERLY CLARK CORP NT	08/01/37	6.6250%	1,778
KIMBERLY CLARK CORP NT	08/01/17	6.1250%	2,327
KINDER MORGAN ENERGY PARTNERS	01/15/38	6.9500%	970
KINDER MORGAN ENERGY PARTNERS	08/15/33	7.3000%	1,580
KINDER MORGAN ENERGY PARTNERS	02/15/18	5.9500%	449
KINDER MORGAN ENERGY PARTNERS	01/15/38	6.9500%	179
KOHLS CORP NT	12/15/37	6.8750%	1,624
KOMMUNALBANKEN AS EMTN	10/06/10	4.5000%	528
KRAFT FOOD INC BD	02/11/13	6.0000%	975
KRAFT FOODS INC GLOBAL NT	11/01/11	5.6250%	824
KRAFT FOODS INC NT	02/01/38	6.8750%	3,353
KRAFT FOODS INC NT	02/19/14	6.7500%	2,093
KRAFT FOODS INC NT	01/26/39	6.8750%	1,193
KRAFT FOODS INC NT	08/11/17	6.5000%	329
KRAFT FOODS INC NT	10/01/13	5.2500%	608
KROGER CO NT	04/15/12	6.7500%	1,132
KROGER CO SR DEB	09/15/29	8.0000%	2,797
KROGER CO SR NT	04/15/38	6.9000%	1,311
LANDESBANKI IS HF 144A SR00001	08/25/11	6.1000%	77
LANDESKREDITBANK GLOBAL NT	01/13/12	4.8750%	3,758
LANDWIRTSCHAFTLICHE RENTE NT	07/02/12	5.2500%	3,020
LANDWIRTSCHAFTLICHE RENTENBANK	07/02/12	5.2500%	1,664
LANDWIRTSCHAFTLICHE RENTENBANK	07/15/11	5.2500%	440
LB UBS COML MTG TR 06-C3 CL A2	03/15/39	5.5320%	1,294
LEHMAN BROS HLDGS INC	04/25/11-12/31/49	5.2500-6.8750%	567
LEXMARK INTL INC SECD NT	06/01/18	6.6500%	612

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

LIBERTY MUT GROUP INC 144A	08/15/36	7.5000%	948
LIBERTY MUT GRP INC 144A	03/15/14	5.7500%	756
LILLY ELI & CO NT	03/15/17	5.2000%	385
LINCOLN NATL CORP IND CAP SECS	04/20/67	VAR RT	1,038
LINCOLN NATL CORP IND SR NT	04/07/36	6.1500%	1,964
LLOYDS TSB BANK PLC	11/17/11	3.7500%	5,208
LLOYDS TSB BANK PLC	03/05/18	VAR RT	579
LOCKHEED MARTIN CO GTD	05/01/26	7.7500%	1,303
LOCKHEED MARTIN CORP NT	09/01/36	6.1500%	1,329
LOCKHEED MARTIN CORP NT	09/01/36	6.1500%	3,466
LOCKHEED MARTIN CORP NT	03/14/13	4.1210%	1,088
LONG BEACH ACCEP AUTO 06-B A4	06/15/12	4.5220%	1,293
LORAL CORP DEB	09/15/23	7.0000%	1,117
LUKOIL INTERNATIONAL FIN BV BD	06/07/17	6.3560%	1,009
M & I MARSHALL & ILSLEY 00028	02/22/12	5.1500%	1,761
M&I AUTO LN TR 2005-1 NT CL A4	03/21/11	4.8600%	927
MACY'S RETAIL HLDGS INC GTD SR	01/15/13	5.8750%	1,150
MARATHON OIL CORP SR NT	03/15/18	5.9000%	1,044
MARATHON OIL CORP SR NT	10/01/37	6.6000%	215
MARKEL CORP SR NT	08/15/34	7.3500%	1,429
MARLIN LEASING 06-1A CLB1 144A	09/16/13	5.6300%	514
MARLIN LEASING 2006-1A CL A3	12/15/09	5.3300%	183
MARLIN LEASING REC 06-1A4 144A	09/16/13	5.3300%	504
MARSH & MCLENNAN COS INC SR NT	09/15/10	5.1500%	2,175
MARTIN MARIETTA MATLS INC SR	04/15/18	6.6000%	1,209
MASSACHUSETTS RRB BEC-1 CL A-5	03/15/12	7.0300%	2,110
MASSMUTUAL GBL TR 00016 144A	04/15/09	3.8000%	1,170
MAY DEPT STORES CO NT	07/15/14	5.7500%	1,128
MAY DEPT STORES CO SR NT	07/15/24	6.6500%	511
MBNA CR CARD MASTER 04-B1 B1	08/15/16	4.4500%	914
MBNA MASTER CR CARD 99-J CL B	02/15/12	7.4000%	1,462
MCDONALDS CORP	03/01/18	5.3500%	2,647
MERCK & CO INC DEBS	03/01/28	6.4000%	1,332
MERCK & CO INC MTNS TR 00011	05/03/37	5.7600%	532
MERCK & CO INC SR NT	02/15/13	4.3750%	923
MERRILL LYNCH & CO INC MEDIUM	02/05/13	5.4500%	1,406
MERRILL LYNCH & CO INC MEDIUM	04/25/18	6.8750%	5,741
MERRILL LYNCH & CO INC MEDIUM	08/15/12	6.0500%	2,718
MERRILL LYNCH & CO INC MTN	08/28/17	6.4000%	651
MERRILL LYNCH & CO INC NTS	02/17/09	6.0000%	2,735
MERRILL LYNCH & CO INC SUB NT	09/15/26	6.2200%	1,314
MERRILL LYNCH & CO INC SUB NT	01/29/37	6.1100%	1,331
MERRILL LYNCH & CO INC SUB NT	05/02/17	5.7000%	3,324

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

MID AMERICAN ENERGY #TR00008	10/15/36	5.8000%	2,993
MID STATE TR XI ASSET BKD CL A	07/15/38	4.8640%	1,026
MIDAMERICAN ENERGY CO SR NT	03/15/18	5.3000%	1,048
MIDAMERICAN ENERGY HLDGS CO	09/15/37	6.5000%	1,534
MIDAMERICAN ENERGY HLDGS CO	04/01/18	5.7500%	2,165
MIDAMERICAN ENERGY HLDGS CO	04/01/36	6.1250%	1,932
MIDLAND BANK PLC NTS	03/15/11	6.9500%	3,459
MID-STATE TR VI BKD NTS CL A-1	07/01/35	7.3400%	2,988
MIZUHO FIN(CAYMAN) MTN	04/15/14	VAR RT	1,414
MIZUHO FINL GRP CAYMAN 144A	04/15/14	5.7900%	6,525
ML CFC COML MTG 06 2 CL A3	06/12/46	VAR RT	2,763
MOBIL CORP NT	08/15/21	8.6250%	1,651
MOLSON COORS CAP FIN SR NT	09/22/10	4.8500%	2,003
MORGAN STANLEY 05-IQ10 CL A4A	09/15/42	5.2300%	1,553
MORGAN STANLEY CAP 05TOP19 A4A	06/12/47	4.8900%	1,241
MORGAN STANLEY CAP 06-IQ11 A-4	10/15/42	VAR RT	1,986
MORGAN STANLEY DW & CO GL NT	04/15/11	6.7500%	561
MORGAN STANLEY FDIC GTD TLGP	12/01/11	3.2500%	4,491
MORGAN STANLEY GLOBAL MED TERM	04/27/17	5.5500%	9,041
MORGAN STANLEY GLOBAL MED TERM	04/27/17	5.5500%	965
MORGAN STANLEY GLOBAL MEDIUM	04/01/18	6.6250%	8,100
MORGAN STANLEY GLOBAL MEDIUM	04/01/18	6.6250%	2,643
MORGAN STANLEY GLOBAL SUB NT	04/01/14	4.7500%	1,942
MORGAN STANLEY NT	01/21/11	5.0500%	2,928
MORGAN STANLEY NT	01/09/17	5.4500%	1,327
MORGAN STANLEY SR MTN SER F	01/09/12	5.6250%	4,825
MOTOROLA INC	09/01/25	6.5000%	141
MUFG CAP FIN 1 LTD USD	07/29/49	VAR RT	781
MUTUAL OMAHA INS CO NT 144A	06/15/36	6.8000%	386
NABORS INDS INC GTD SR NT	02/15/18	6.1500%	1,052
NATIONAL BK CDA N Y BRH DEP NT	11/01/09	7.7500%	3,919
NATIONAL CITY BK MTN #SB 00001	02/15/11	6.3000%	934
NATIONAL CITY BK MTN #SB 00003	12/15/11	6.2000%	1,250
NATIONAL RURAL UTILS COOP FIN	11/01/18	10.3750%	3,229
NATIONAL RURAL UTILS COOP FIN	03/01/12	7.2500%	1,130
NATIONWIDE FINL SVCS INC JR	05/15/37	6.7500%	702
NATIONWIDE HEALTH PPTYS INC	07/15/11	6.5000%	1,187
NATIXIS SUB NT FXD/FLTG 144A	04/29/49	VAR RT	652
NEVADA PWR CO REF & MTG NT SER	08/01/18	6.5000%	1,560
NEW AMER HLDGS INC NT	08/01/34	8.4500%	232
NEW CENTY HOME EQTY 04-A MI1	08/25/34	VAR RT	1,194
NEWS AMER HLDGS	02/01/13	9.2500%	2,503
NEWS AMER HLDGS	02/01/13	9.2500%	1,001

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

NEWS AMER INC BD	12/15/34	6.2000%	1,995
NEWS AMER INC BD	12/15/34	6.2000%	2,784
NEWS AMER INC BD	12/15/14	5.3000%	840
NEWS AMER INC GTD SR DEBS	04/08/28	7.1250%	602
NEWS AMER INC GTD SR NT	03/15/33	6.5500%	783
NEWS AMER INC GTD SR NT	03/15/33	6.5500%	1,655
NEWS AMER INC GTD SR NT	03/01/37	6.1500%	1,547
NEWS AMER INC SR NT	11/15/37	6.6500%	167
NEWS AMER INC SR NT	12/15/35	6.4000%	1,831
NEXEN INC NT	05/15/37	6.4000%	1,461
NEXEN INC NT	05/15/37	6.4000%	873
NISOURCE FIN CORP GTD NT	11/15/10	7.8750%	4,557
NISOURCE FIN CORP NT	03/15/18	6.4000%	813
NISOURCE FIN CORP NT	07/15/14	5.4000%	2,112
NISSAN AUTO REC 2006 B A-3	02/15/10	5.1600%	253
NORAND INC NT	10/15/15	6.0000%	3,002
NORANDA INC NT	07/15/12	7.2500%	1,587
NORANDA INC NT	06/15/35	6.2000%	1,876
NORDEA BANK AB (SE)	09/30/16	VAR RT	838
NORDIC INVESTMENT BANK	04/27/17	1.7000%	12,161
NORFOLK SOUTHN CORP NT	05/17/25	5.5900%	2,703
NORFOLK SOUTHN CORP NT	05/15/10	8.6250%	755
NORFOLK SOUTHN CORP SR NT	02/15/31	7.2500%	977
NORTHERN STS PWR CO MINN 1ST	03/01/18	5.2500%	2,164
NORTHROP GRUMMAN CORP DEB	03/01/26	7.8750%	1,891
NORTHROP GRUMMAN CORP DEB	03/01/26	7.8750%	668
NORTHRUP GRUMMAN CORP DEB	02/15/31	7.7500%	6
NORTHRUP GRUMMAN CORP NT	02/15/11	7.1250%	3,148
NYCTL 2005-A TR SER 05-A 144A	12/10/10	4.7800%	151
NYCTL 2006-A TR CL A 144A	11/10/19	5.9300%	51
NYKREDIT A/S	01/01/12	4.0000%	1,622
OCCIDENTAL PETE CORP SR NT	11/01/13	7.0000%	2,218
OCCIDENTAL PETE CORP SR NT	11/01/13	7.0000%	1,608
ONCOR ELEC DELIVERY CO DEB	09/01/22	7.0000%	6,530
ONCOR ELEC DELIVERY CO LLC SR	09/01/38	7.5000%	459
ONCOR ELEC DELIVERY CO SR SECD	05/01/12	6.3750%	2,544
ORACLE CORP NT	04/15/38	6.5000%	2,672
ORACLE CORP NT	04/15/18	5.7500%	1,686
ORACLE CORP NT	04/15/18	5.7500%	1,897
ORACLE CORP/OZARK HLDG INC	01/15/16	5.2500%	5,083
PACIFIC BELL DEB	03/15/26	7.1250%	1,803
PACIFIC GAS & ELEC CO 1ST MTG	03/01/34	6.0500%	922
PACIFIC GAS & ELEC CO SR NT	10/15/18	8.2500%	4,395

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

PACIFICCORP 1ST MTG BD	04/01/37	5.7500%	1,405
PACIFICORP BD	10/15/37	6.2500%	2,697
PACTIV CORP NT	01/15/18	6.4000%	1,083
PANCANADIAN PETROLEUM LTD	11/01/11	6.3000%	3,367
PANHANDLE EASTN PIPE LINE CO	11/01/17	6.2000%	1,062
PARKER-HANNIFIN CORP MEDIUM	05/15/18	5.5000%	2,484
PC FINL PARTNERSHIP GTD SR NT	11/15/14	5.0000%	874
PEARSON DLR FIN TWO PLC 144A	05/06/18	6.2500%	1,120
PEARSON DLR FIN TWO PLC 144A	05/06/13	5.5000%	1,636
PECO ENERGY TRANSITION 01-A BD	12/31/10	6.5200%	1,731
PEMEX PROJ FDG MASTER TR 144A	06/15/38	6.6250%	993
PEMEX PROJ FDG MASTER TR GTD	06/15/35	6.6250%	10,006
PENN MUT LIFE INS CO 144A	06/15/34	6.6500%	764
PENNEY J C CO BDS	03/01/97	7.6250%	166
PEPSIAMERICAS INC NT	07/31/12	5.7500%	1,342
PEPSICO INC SR NT	06/01/18	5.0000%	1,025
PEPSICO INC SR NT	11/01/18	7.9000%	1,491
PERTO-CDA SR NT	05/15/18	6.0500%	2,733
PG&E ENERGY RECOVERY 05-2 A-1	06/25/11	4.8500%	263
PHILIP MORRIS INTL INC NT	05/16/38	6.3750%	3,882
PHILIP MORRIS INTL INC NT	05/16/13	4.8750%	920
PHILIP MORRIS INTL INC NT	03/17/14	6.8750%	2,116
PHILIP MORRIS INTL INC NT	05/16/18	5.6500%	723
PHOENIX LIFE INS SURPLUS 144A	12/15/34	7.1500%	1,157
PLAINS ALL AMERN PIPELINE L P	05/01/18	6.5000%	2,284
PLAINS ALL AMERN PIPELINE L P	05/01/18	6.5000%	794
POLAR TANKERS INC NT 144A	05/10/37	5.9510%	1,274
POPULAR ABS INC 04-5 AF4	12/25/34	VAR RT	1,202
POPULAR ABS INC 2005-3 CL M-1	07/25/35	VAR RT	648
POPULAR ABS INC SER 2004-4 AF6	09/25/34	VAR RT	1,098
PPG INDS INC NT	03/15/13	5.7500%	1,847
PPL ELEC UTILS CORP SR SECD BD	08/15/37	6.4500%	1,366
PPL ENERGY SUPPLY LLC SR NT	05/01/18	6.5000%	1,670
PROCTER & GAMBLE CO DEB	09/01/24	8.0000%	3,285
PROGRESS ENERGY INC SR NT	04/15/12	6.8500%	408
PROGRESS ENERGY INC SR NT	03/01/11	7.1000%	675
PROGRESS ENERGY INC SR NT	03/01/31	7.7500%	1,567
PRUDENTIAL FINL INC MTN	12/14/36	5.7000%	1,848
PRUDENTIAL FINL INC MTN	12/14/36	5.7000%	670
PRUDENTIAL FINL INC MTN #00002	07/15/13	4.5000%	1,726
PSE&G TRANSITION FDG 01-1 A-6	06/15/15	6.6100%	1,188
PSE&G TRANSITION FDG 01-1 A-8	12/15/17	6.8900%	2,348
PSI ENERGY INC DEB	09/15/13	5.0000%	2,246

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

QUEST DIAGNOSTICS INC SR NT	07/01/37	6.9500%	2,326
QUEST DIAGNOSTICS INC SR NT	11/01/10	5.1250%	896
QUEST DIAGNOSTICS INC SR NT	11/01/10	5.1250%	1,224
RABOBANK CAP FDG II TR 144A	12/29/49	VAR RT	2,146
RAYTHEON CO DEB	12/15/18	6.4000%	1,668
RAYTHEON CO NT	01/15/11	4.8500%	2,066
RBS CAP TR III TR PFD SECS	09/29/49	VAR RT	2,282
REGENCY CTRS L P GTD NT	06/15/17	5.8750%	215
RELIANT ENERGY 2001-1 CL A3	09/15/11	5.1600%	1,071
RESIDENTIAL ASSET 04-RS12 AI4	03/25/33	4.6200%	1,420
RESONA PFD GLOBAL SECS 144A	12/29/49	VAR RT	2,673
REYNOLDS AMERN INC SR SECD NT	06/01/16	7.6250%	1,424
RIO TINTO FIN USA LTD GTD NT	07/15/13	5.8750%	3,316
RIO TINTO FIN USA LTD NT	07/15/18	6.5000%	1,517
ROGERS CABLE INC	05/01/12	7.8750%	6,994
ROGERS CABLE INC SR SECD NT	06/15/13	6.2500%	2,354
ROGERS COMMUNICATIONS INC SR	08/15/18	6.8000%	1,904
ROGERS WIRELESS INC SECD NT	03/15/15	7.5000%	2,729
ROYAL BANK OF SCOTLAND	11/14/11	3.7500%	1,301
ROYAL BANK OF SCOTLAND	04/09/18	6.9340%	1,335
ROYAL BANK OF SCOTLAND	01/28/16	VAR RT	940
ROYAL BANK OF SCOTLAND PLC	11/14/11	3.7500%	1,293
ROYAL BK SCOTLAND GROUP PLC	03/31/49	VAR RT	3,788
ROYAL BK SCOTLAND GROUP PLC	11/12/13	5.0000%	168
ROYAL BK SCOTLAND SUB NTS	10/01/14	5.0000%	724
ROYAL KPN NV NT	10/01/10	8.0000%	1,575
ROYAL KPN NV NT	10/01/30	8.3750%	1,245
SABMILLER PLC NT 144A	07/15/18	6.5000%	1,125
SAFEWAY INC	08/16/10	4.9500%	2,051
SAFEWAY INC NT	03/15/14	6.2500%	404
SAFEWAY INC NT	08/15/17	6.3500%	1,144
SAFEWAY INC NT	08/15/12	5.8000%	275
SAFEWAY INC NT	09/15/09	7.5000%	705
SANTANDER CENTRAL HISPANO ISS	09/14/10	7.6250%	1,849
SANTANDER FINL SUB NTS	02/15/11	6.3750%	644
SARAWAK INTL	08/03/15	5.5000%	795
SB CAPITAL SA	05/15/13	6.4800%	75
SBC COMMUNICATIONS	09/15/14	5.1000%	3,078
SBC COMMUNS INC GLOBAL NT	06/15/16	5.6250%	981
SCANA CORP MTN TRNAHCE TR00014	05/15/11	6.8750%	1,001
SCANA CORP NEW MEDIUM TERM NT	04/01/20	6.2500%	1,195
SCHERING PLOUGH CORP SR NT	12/01/33	VAR RT	1,468
SCHERING-PLOUGH	09/15/37	6.5500%	2,673

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

SCHERING-PLOUGH SR NT	09/15/17	6.0000%	891
SCOTTISH PWR PLC NT	03/15/15	5.3750%	6,359
SCOTTISH PWR PLC NT	03/15/10	4.9100%	387
SFEF BDS	11/24/11	3.5000%	2,605
SHELL INTL FIN B V GTD NT	12/15/38	6.3750%	1,829
SHELL INTL FIN B V GTD NT	12/15/38	6.3750%	2,504
SHINSEI FIN CAYMAN LTD 144A	01/29/49	VAR RT	1,214
SIEMENS NV 144A	08/17/26	6.1250%	2,362
SIGMA ERISA LIQUIDATING POOL	12/31/49	VAR RT	465
SIMON PPTY GROUP INC NEW NT	01/30/09	3.7500%	705
SLM CORP MTN # TR 00034	01/15/09	4.0000%	2,711
SLM CORP MTN # TR 00057	05/15/14	5.3750%	1,272
SLM CORP MTN # TR 00104	06/15/18	8.4500%	3,863
SLM CORP MTN #TR00031	10/01/13	5.0000%	599
SLM CORP MTN #TR00100	10/25/11	5.4000%	1,996
SMGF PFD CAP USD I LTD 144A	01/29/49	VAR RT	706
SOCIETE GENERALE ACCEPTANCE NV	03/28/13	5.2500%	907
SOUTHERN CALIF EDISON CO	01/15/16	5.0000%	1,880
SOUTHERN CALIF EDISON CO REF	02/01/38	5.9500%	469
SOUTHERN COPPER CORP DEL NT	07/27/35	7.5000%	789
SOUTHERN UN CO NEW SR NT	02/01/24	7.6000%	628
SOVEREIGN BANCORP INC SR NT	09/01/10	4.8000%	1,497
SPECTRA ENERGY CAP LLC SR NT	09/15/38	7.5000%	703
SUMITOMO MITSUI BK CORP SUB NT	06/15/12	8.0000%	801
SUMITOMO MITSUI BKG CORP 144A	07/29/49	VAR RT	850
SUNCOR ENERGY INC NT	06/15/38	6.5000%	211
SUNCOR ENERGY INC NT	06/01/18	6.1000%	2,616
SUNTRUST BANKS INC	11/16/11	3.0000%	2,796
SUNTRUST BK ATLANTA GA MEDIUM	03/15/18	7.2500%	1,782
SUNTRUST CAP VIII GTD TR PFD	12/15/36	VAR RT	2,232
SUNTRUST PFD CAP 1 NORMAL PFD	12/31/49	VAR RT	722
SUSQUEHANNA AUTO 07-1 B 144A	07/14/10	5.3100%	1,171
SYSTEMS 2001-A T CL B 144A	12/15/11	7.1560%	1,007
TAMPA ELEC CO NT	08/15/12	6.3750%	459
TARGET CORP NT	01/15/38	7.0000%	3,042
TARGET CORP NT	03/01/12	5.8750%	1,258
TARGET CORP NT	01/15/13	5.1250%	316
TCI COMMUN INC	08/01/15	8.7500%	1,716
TCI COMMUNICATIONS INC DEB	02/15/26	7.8750%	1,883
TELECOM ITALIA CAP GTD SR NT	09/30/14	4.9500%	2,289
TELECOM ITALIA CAP GTD SR NT	07/18/36	7.2000%	3,408
TELECOM ITALIA CAP GTD SR NT	06/04/38	7.7210%	2,112
TELECOM ITALIA CAP GTD SR NT	07/18/11	6.2000%	1,877

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

TELECOM ITALIA CAP GTD SR NT B	11/15/13	5.2500%	6,115
TELEFONICA EMISIONES S A U	06/20/36	7.0450%	3,960
TELEFONICA EMISIONES S A U	06/20/11	5.9840%	943
TELEFONICA EMISIONES S A U SR	06/20/16	6.4210%	5,225
TELEFONICA EMISIONES S A U SR	02/04/13	5.8550%	1,768
TELEFONICA EUROPE B V US NT	09/15/10	7.7500%	3,474
TELUS CORP	06/01/11	8.0000%	933
TENNESSEE VALLEY AUTH GBL 06 A	04/01/56	5.3750%	1,701
TENNESSEE VALLEY AUTH GBL 2007	07/18/17	5.5000%	2,547
TENNESSEE VALLEY AUTH PWR BDS	04/01/36	5.8800%	3,642
TEVA PHARMACEUTICAL FIN CO LLC	02/01/36	6.1500%	2,315
TEVA PHARMACEUTICAL FIN LLC	02/01/16	5.5500%	3,639
TEXTRON FINL CORP MEDIUM TERM	11/01/10	5.1250%	833
THOMSON REUTERS CORP GTD NT	07/15/13	5.9500%	3,621
THORNBURG MTG 07 4 CL 3A-1	07/25/37	VAR RT	1,591
TIME WARNER CABLE INC	05/01/17	5.8500%	2,099
TIME WARNER CABLE INC	05/01/17	5.8500%	3,204
TIME WARNER CABLE INC DEB	07/01/38	7.3000%	612
TIME WARNER CABLE INC NT	07/01/18	6.7500%	1,669
TIME WARNER CABLE INC NT	02/14/19	8.7500%	4,111
TIME WARNER CABLE INC NT	07/01/13	6.2000%	1,297
TIME WARNER CABLE INC NT	02/14/14	8.2500%	1,343
TIME WARNER COS INC	02/01/24	7.5700%	3,994
TIME WARNER COS INC JJ13	01/15/13	9.1250%	1,543
TIME WARNER ENTMT CO LP	07/15/33	8.3750%	715
TIME WARNER ENTMT CO LP	07/15/33	8.3750%	991
TIME WARNER INC BNDS	05/15/29	6.6250%	1,354
TIME WARNER INC NEW NT	11/15/16	5.8750%	2,282
TNK BP S A SR MTN 144A	03/13/18	7.8750%	670
TOYOTA MTR CR CORP NT	12/15/10	4.3500%	633
TRANSCANADA PIPELINES LTD SR	10/15/37	6.2000%	626
TRANSOCEAN INC SR NT	03/15/13	5.2500%	4,059
TRANSOCEAN INC SR NT	03/15/18	6.0000%	3,258
TRAVELERS COS INC JR SUB DEB	03/15/37	VAR RT	3,051
TRAVELERS COS INC SR NT	06/15/37	6.2500%	2,983
TRAVELERS COS INC SR NT	06/15/37	6.2500%	1,135
TURNER BROADCASTING SYSTEMS	07/01/13	8.3750%	770
TXU ELEC DELIVERY 04-1 BD A3	05/15/18	5.2900%	3,807
TXU ELEC DELIVERY TRANSITION	11/17/14	4.8100%	1,024
TYCO INTL GROUP S A NT	11/15/13	6.0000%	593
TYCO INTL GROUP SA GTD NT	02/15/11	6.7500%	429
TYCO INTL GROUP SA GTD NT	01/15/09	6.1250%	31
TYCO INTL GROUP SA SR NT	10/15/11	6.3750%	3,019

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

TYCO INTL LTD/TYCO INTL FIN	01/15/21	6.8750%	702
TYCO INTL LTD/TYCO INTL FIN	01/15/21	6.8750%	1,724
UBS AG STAMFORD # SR 00047	07/15/16	5.8750%	2,624
UBS AG STAMFORD BRH MEDIUM	12/20/17	5.8750%	6,969
UBS AG STAMFORD BRH MEDIUM	04/25/18	5.7500%	1,854
UBS LUXEMBOURG SA	02/11/15	6.2300%	445
UBS PFD FDG TR V	05/29/49	VAR RT	2,686
UFJ FIN ARUBA A E C GTD NT	07/15/13	6.7500%	2,436
UFJ FIN ARUBA A E C GTD NT	07/15/13	6.7500%	1,169
UNILEVER CAP CORP	11/01/10	7.1250%	865
UNION ELEC CO SR SECD NT	04/01/18	6.0000%	794
UNION PAC CORP NT	01/15/11	6.6500%	1,814
UNION PAC RES GROUP INC DEB	05/15/28	7.1500%	2,138
UNION PACIFIC CORP BDS	02/01/29	6.6250%	1,725
UNION PACIFIC CORP BDS	02/01/29	6.6250%	1,069
UNITED PARCEL SVC INC	01/15/13	4.5000%	1,721
UNITED PARCEL SVC INC SR NT	01/15/38	6.2000%	5,742
UNITED STATES STL CORP SR NT	02/01/18	7.0000%	1,186
UNITED STATES TREASURY NOTES	08/15/17	4.7500%	5,773
UNITED TECHNOLOGIES CORP DEB	09/15/29	7.5000%	1,243
UNITED TECHNOLOGIES CORP NT	02/01/19	6.1250%	381
UNITED TECHNOLOGIES CORP NT	06/01/09	6.5000%	2,323
UNITED TECHNOLOGIES CORP NT	02/01/19	6.1250%	386
UNITED TECHNOLOGIES CORP NT	05/01/35	5.4000%	1,483
UNITED TECHNOLOGIES CORP NT	12/15/17	5.3750%	2,324
UNITED TECHNOLOGIES CORP NT	06/01/36	6.0500%	2,491
UNITED TECHNOLOGIES CORP NT	05/01/35	5.4000%	1,950
UNITED TECHNOLOGIES CORP NT	05/15/12	6.1000%	1,033
UNITEDHEALTH GROUP INC	11/15/17	6.0000%	2,266
UNITEDHEALTH GROUP INC NT	11/15/37	6.6250%	556
UNITEDHEALTH GROUP INC NT	03/15/36	5.8000%	2,482
UNITEDHEALTH GROUP INC NT	08/15/09	4.1250%	974
UNITEDHEALTH GROUP INC SR NT	02/15/13	4.8750%	438
UNITEDHEALTH GROUP INC SR NT	03/15/15	4.8750%	936
UNIVERSAL HEALTH SVCS INC NT	06/30/16	7.1250%	1,977
US BK NATL ASSN MTN #SB 00001	08/01/11	6.3750%	1,964
US BK NATL ASSN MTN #TR 00202	03/02/09	3.4000%	881
US TREASURY NOTES	05/15/18	3.8750%	8,125
USA WASTE SERVICES INC SR NTS	07/15/28	7.0000%	1,158
USAA AUTO OWNER 07 2 CL A-4	06/15/13	5.0700%	1,183
USAA AUTO OWNER 08 1 CL A-3	04/16/12	4.1600%	962
USAA AUTO OWNER TR 05-2 CL A-4	02/15/11	4.1700%	416
VALE OVERSEAS LTD GTD NT	11/21/36	6.8750%	164
VALE OVERSEAS LTD GTD NT	11/21/36	6.8750%	7,280

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

VALERO ENERGY CORP NT	06/15/17	6.1250%	1,092
VALERO ENERGY CORP NT	06/15/37	6.6250%	586
VALERO ENERGY CORP NT	04/15/12	6.8750%	685
VANDERBILT MTG & FIN 02B CL A4	02/07/26	5.8400%	1,949
VANDERBILT MTG & FIN 03A CL A4	05/07/26	6.2100%	1,450
VANDERBILT MTG 01-A CL A-4	06/07/28	7.2350%	1,087
VANDERBILT MTG 02-C A4	08/07/24	6.5700%	1,931
VERIZON COMMUNICATIONS INC NT	04/15/38	6.9000%	5,957
VERIZON COMMUNICATIONS INC NT	04/15/13	5.2500%	1,758
VERIZON COMMUNICATIONS INC NT	03/01/39	8.9500%	5,996
VERIZON GLOBAL FDG CORP BD	06/15/12	6.8750%	3,200
VERIZON GLOBAL FDG CORP NT	09/15/35	5.8500%	226
VERIZON MD INC DEB SER B	06/15/33	5.1250%	5,799
VERIZON NEW ENG INC DEB	09/15/11	6.5000%	1,227
VERIZON NEW YORK INC DEB SER A	04/01/32	7.3750%	949
VERIZON NEW YORK INC DEB SER A	04/01/12	6.8750%	588
VERIZON WIRELESS CAP LLC NT	11/15/18	8.5000%	2,372
VERIZON WIRELESS CAP LLC NT	11/15/18	8.5000%	1,726
VERZION COMMUNICATIONS INC	02/15/13	4.3500%	4,075
VIACOM INC NEW SR NT	10/05/37	6.7500%	1,234
VIACOM INC SR NT	04/30/11	5.7500%	1,416
VIACOM INC SR NT	08/15/12	5.6250%	1,215
VIRGINIA ELE & PWR CO SR NT	01/15/36	6.0000%	1,425
VIRGINIA ELEC & PWR CO A	01/15/16	5.4000%	4,360
VIRGINIA ELEC & PWR CO SR DEB	11/15/38	8.8750%	1,063
VIRGINIA ELEC & PWR CO SR DEB	11/15/38	8.8750%	2,749
VIRGINIA ELEC & PWR CO SR NT	03/01/13	4.7500%	1,852
VIVENDI NT 144A	04/04/18	6.6250%	1,842
VODAFONE AIRTOUCH PLC NT	02/15/10	7.7500%	9,543
VODAFONE AIRTOUCH PLC NT	02/15/10	7.7500%	663
VODAFONE GROUP INC NEW NT	03/15/16	5.7500%	1,397
VODAFONE GROUP PLC	09/15/15	5.0000%	2,561
VODAFONE GROUP PLC NEW NT	12/16/13	5.0000%	2,008
WACHOVIA BK NATL ASSN MEDIUM	11/15/17	6.0000%	2,350
WACHOVIA BK NATL ASSN MTN	01/15/38	6.6000%	759
WACHOVIA BK NATL ASSN MTN	01/15/38	6.6000%	1,855
WACHOVIA CAP TR III FIXED FLTG	03/15/42	VAR RT	3,021
WACHOVIA CORP GLOBAL MEDIUM	05/01/13	5.5000%	1,841
WACHOVIA CORP NEW NT	10/15/16	5.6250%	3,033
WACHOVIA CORP NEW SR HLDG CO	03/15/11	VAR RT	4,465
WACHOVIA CORP NEW SR NT	06/15/17	5.7500%	1,081
WAL MART STORES INC NT	08/10/09	6.8750%	1,595
WAL MART STORES INC NT	08/15/37	6.5000%	1,517

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

WAL MART STORES INC NT	09/01/35	5.2500%	2,178
WALMART STORES INC GLOBAL NT	02/15/11	4.1250%	1,777
WAL-MART STORES INC NT	04/15/38	6.2000%	4,175
WAL-MART STORES INC NT	04/15/38	6.2000%	3,692
WAL-MART STORES INC NT	04/15/38	6.2000%	870
WASHINGTON MUT MTG 2005-8 1A8	10/25/35	5.5000%	1,153
WASHINGTON MUT BK # SR	01/15/13	5.5000%	14
WASHINGTON MUT MTG 2005-8 1A10	01/15/10	4.2000%	14
WASTE MGMT INC DEL SR NT	08/01/10	7.3750%	967
WASTE MGMT INC DEL SR NT	05/15/32	7.7500%	888
WASTE MGMT INC DEL SR NT	11/15/12	6.3750%	622
WEATHERFORD INTL INC NEW	06/15/37	6.8000%	1,642
WEATHERFORD INTL LTD GTD SR NT	03/15/38	7.0000%	1,307
WELLPOINT INC NT	06/15/17	5.8750%	2,910
WELLPOINT INC NT	12/15/14	5.0000%	2,220
WELLS FARGO & CO	12/11/17	5.6250%	1,270
WELLS FARGO & CO NEW SR NT	10/23/12	5.2500%	757
WELLS FARGO & CO NEW SR NT	01/12/11	4.8750%	3,502
WELLS FARGO & CO NEW SR NT	01/31/13	4.3750%	1,480
WELLS FARGO & CO NEW SUB NT	11/15/14	5.0000%	4,012
WELLS FARGO & COMPANY	12/09/11	3.0000%	3,119
WELLS FARGO & COMPANY	01/31/13	4.3750%	712
WELLS FARGO BANK NATL ASSN	05/16/16	5.7500%	416
WELLS FARGO CAP X GTD CAP SECS	12/15/36	5.9500%	1,726
WELLS FARGO CAP XIII FXD TO	12/31/49	VAR RT	4,027
WELLS FARGO FINL 05-A CL A-4	05/15/12	4.2800%	1,735
WELLS FARGO HOME EQ 04 2 AI-5	11/25/28	VAR RT	2,035
WEYERHAEUSER CO DEB	07/15/23	7.1250%	1,200
WEYERHAUSER CO NTS	03/15/12	6.7500%	3,385
WILLIS NORTH AMER INC SR NT	07/15/15	5.6250%	877
WILLIS NORTH AMER INC SR NT	07/15/10	5.1250%	966
WORLD SVGS BK FSB # TR 00001	12/15/09	4.1250%	2,062
WYETH NT	04/01/37	5.9500%	7,345
WYETH NT	02/15/16	5.5000%	2,149
WYETH SR NT	02/01/24	6.4500%	1,309
XCEL ENERGY INC MINN SR NT	12/01/10	7.0000%	1,276
XCEL ENERGY INC SR NT	07/01/36	6.5000%	1,373
XTO ENERGY INC	04/15/12	7.5000%	1,610
XTO ENERGY INC SR NT	08/01/37	6.7500%	2,550
XTO ENERGY INC SR NT	04/01/36	6.1000%	1,543
XTO ENERGY INC SR NT	12/15/13	5.7500%	699
XTO ENERGY INC SR NT	06/15/18	5.5000%	1,045
XTO ENERGY INC SR NT	12/15/18	6.5000%	1,241

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

XTO ENERGY INC SR NT	06/15/38	6.3750%	2,521
ZFS FIN USA TR I SER 1 144A	12/15/49	VAR RT	2,066
ZFS FIN USA TR II SER II 144A	12/15/49	VAR RT	1,420
Total Corporate Debt Instruments			$ 2,013,302

Other Investments:
AUSTRALIA (COMMONWEALTH OF)	03/15/19	5.2500%	$ 617
BRAZIL FEDERATIVE REP	01/17/17	6.0000%	5,287
BRAZIL FEDERATIVE REP BD	01/20/34	8.2500%	195
DENMARK (KINGDOM OF)	11/15/17	4.0000%	4,237
DENMARK (KINGDOM OF)	11/15/13	5.0000%	2,093
DENMARK(KINGDOM) BDS	11/15/15	4.0000%	14,502
DUTCH GOVT	01/15/10	3.0000%	26,952
FINANCEMENT QUEBEC	10/25/12	5.0000%	1,537
GERMANY (FEDERAL REPUBLIC)	01/04/15	3.7500%	15,097
GERMANY (FEDERAL REPUBLIC)	01/04/17	3.7500%	1,009
GERMANY (FEDERAL REPUBLIC)	01/04/18	4.0000%	30,020
GERMANY (FEDERAL REPUBLIC)	07/04/39	4.2500%	652
GERMANY (FEDERAL REPUBLIC)	07/04/34	4.7500%	10,371
GOVERNMENT OF CANADA	06/01/17	4.0000%	1,233
GOVERNMENT OF CANADA	06/01/13	5.2500%	2,020
GOVERNMENT OF CANADA	06/01/33	5.7500%	1,558
ILLINOIS ST TXBL	06/01/33	5.1000%	2,546
JAPAN	03/20/18	1.3000%	6,406
JAPAN	03/20/17	1.7000%	5,876
JAPAN FIN CORP FOR MUNICAP	05/09/16	2.0000%	8,127
JAPAN FIN CORP FOR MUNICIP ENT	06/22/18	1.9000%	5,378
KOREA DEV BK NT	09/16/10	4.6250%	996
NETHERLANDS GOVERNMENT	07/15/17	4.5000%	6,855
NETHERLANDS(KINGDOM OF)	07/15/18	4.0000%	8,205
NEW BRUNSWICK PROV CDA BD	02/21/17	5.2000%	4,371
NOVA SCOTIA PROV CDA BD	01/26/17	5.1250%	4,181
ONTARIO PROV CDA BD	09/08/10	3.1250%	4,135
ONTARIO PROV CDA GLOBAL NT	02/03/15	4.5000%	815
PROV OF NOVA SCOTIA	02/27/12	5.7500%	2,405
PROV OF QUEBEC	05/26/15	4.6000%	1,727
PROV OF QUEBEC	01/22/11	6.1250%	1,224
PROVINCE OF ONTARIO	02/22/11	2.7500%	2,474
QUEBEC PROV CDA GLOBAL NT	11/14/16	5.1250%	2,216
QUEENSLAND TREASURY CORP	09/14/17	6.0000%	22
RUSSIAN FEDERATION BDS REG S	03/31/30	STEP	4,854
SALES TAX ASSET RECEIVABLE N Y	10/15/10	4.0600%	2,373
SWEDEN(KINGDOM OF)	08/12/17	3.7500%	801

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Maturity	Interest	Current
Description	Date	Rate	Value

TREASURY	09/07/15	4.7500%	6,042
TREASURY STK	09/07/14	5.0000%	766
TREASURY STK GBP1	03/07/36	4.2500%	1,983
UNITED KINGDOM (GOVERNMENT OF)	03/07/18	5.0000%	2,356
UNITED MEXICAN MTN #TR00019	01/15/17	5.6250%	4,583
UNITED MEXICAN STS #TR 00013	04/08/33	7.5000%	1,170
UNITED MEXICAN STS MEDIUM TERM	01/11/40	6.0500%	825
UNITED MEXICAN STS MTN TR00017	09/27/34	6.7500%	1,507
UNITED MEXICAN STS TR# 00010	01/16/13	6.3750%	2,703
WISCONSIN ST GEN REV TXB-SER A	05/01/13	4.8000%	471
WISCONSIN ST GEN REV TXB-SER A	05/01/18	5.2000%	309
WISCONSIN ST GEN REV TXB-SER A	05/01/26	5.7000%	764
Total Other Investments			$ 216,846

**Common/Collective Trust:
TBC INC. POOLED EMP DAILY	12/31/49	VAR RT	$ 88,251

Liabilities for pending settlements			$ (71,334)

Total Investment Contract			$ 4,100,266

Total Fixed Income Fund			$ 4,663,410

** Parties-in-interest

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Principal
	Amount or	Current
Description	Shares/Units	Value
**T. Rowe Price Retirement Funds Inc 2005 Trust Fund - Common Collective Trust	3,801	$ 30,522

**T. Rowe Price Retirement Funds Inc 2010 Trust Fund - Common Collective Trust	12,445	95,829

**T. Rowe Price Retirement Funds Inc 2015 Trust Fund - Common Collective Trust	14,534	107,846

**T. Rowe Price Retirement Funds Inc 2020 Trust Fund - Common Collective Trust	29,160	209,076

**T. Rowe Price Retirement Funds Inc 2025 Trust Fund - Common Collective Trust	16,197	112,568

**T. Rowe Price Retirement Funds Inc 2030 Trust Fund - Common Collective Trust	16,742	113,676

**T. Rowe Price Retirement Funds Inc 2035 Trust Fund - Common Collective Trust	4,320	28,901

**T. Rowe Price Retirement Funds Inc 2040 Trust Fund - Common Collective Trust	6,055	40,505

**T. Rowe Price Retirement Funds Inc 2045 Trust Fund - Common Collective Trust	3,267	21,858

**T. Rowe Price Retirement Funds Inc 2050 Trust Fund - Common Collective Trust	201	1,343

**T. Rowe Price Retirement Funds Inc 2055 Trust Fund - Common Collective Trust	566	3,784

**T. Rowe Price Retirement Funds Inc Income Trust Fund - Common Collective Trust	6,772	56,546

**Parties-in-interest

EASTMAN KODAK EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 30, 2008
(in thousands)

(continued)

	Principal
	Amount or	Current
Description	Shares/Units	Value
TRADELINK BROKERAGE LINK ACCOUNT
Participant - Directed Brokerage Link Account		$ 209,846

ADMINISTRATIVE FUND
TBC Inc Pooled Emp Daily - Common Collective Trust		3,668

KODAK STOCK FUND
**Eastman Kodak Company - Common Stock	3,397	21,504
TBC Inc Pooled Emp Daily - Common Collective Trust		895

BARCLAYS GLOBAL INVESTORS US DEBT INDEX FUND - Common Collective Trust	910	19,985

BARCLAYS GLOBAL INVESTORS EAFE EQUITY INDEX FUND - Common Collective Trust	3,308	65,227

BARCLAYS GLOBAL INVESTORS RUSSELL 2000 INDEX FUND - Common Collective Trust	5,682	71,873

BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND - Common Collective Trust	13,693	186,495

     **Parties-in-interest

	Maturity	Interest	Current
Description	Date	Rate	Value

**Participant Loans	Various	Various	$ 27,670

Total Plan Investments			$ 6,093,027

   **Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                           Eastman Kodak Employees'
                                                                                                                           Savings and Investment Plan

                                                                                                                           By:  /s/ Frank S. Sklarsky

                                                                                                                           Frank S. Sklarsky
                                                                                                                           Chair, Savings and Investment Plan Committee
Date:  June 26, 2009